
07025783

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME NEC Electronics

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

AUG 10 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34733 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 8/7/07

Empowered by Innovation NEC

082-34783
ARIS
3-31-07

NEC ELECTRONICS

FINANCIAL REPORT 2007

Year ended March 31, 2007


NEC ELECTRONICS
07

CONTENTS

Management's discussion and analysis covers consolidated financial statements that are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Certain discussions regarding future events contained in this section reflect management's judgments as of March 31, 2007, the balance sheet date of the year under review.

NEC Electronics Corporation and its consolidated subsidiaries ("NEC Electronics," "we," "our," or "us") are leading integrated providers of system-level semiconductor solutions for electronic products and systems across a variety of key markets in the communications, computing and peripherals, consumer electronics, and automotive and industrial sectors. NEC Electronics Corporation ("the Company") began semiconductor business operations in 1956, and our cumulative expertise and technical capabilities allow us to offer our customers a broad array of solutions, ranging from general-purpose semiconductors to custom semiconductors.

The Company was established on November 1, 2002 as a wholly owned subsidiary of NEC Corporation ("NEC"), the result of a separation by new incorporation (shinsetsu bunkatsu) under the corporate separation (kaisha bunkatsu) provisions of the former Japanese Commercial Code.

Pursuant to NEC's separation plan, substantially all of NEC's semiconductor business operations and related assets and liabilities, excluding those related to the general-purpose DRAM business, were transferred to the Company, at historical cost, in exchange for the issuance to NEC of 100,000,000 shares. At the time of the Company's initial public offering on July 24, 2003, the Company issued 23,500,000 shares and NEC sold 10,500,000 shares. NEC also sold an additional 3,000,000 shares in connection with such initial public offering. As a result, and as of March 31, 2007, NEC beneficially owns 70.04% of the Company's issued shares, including 5.02% of shares placed in the retirement benefit trust.

Significant Accounting Policies and Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported value of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses during the period presented. NEC Electronics evaluates its estimates and assumptions on an ongoing basis, and bases those estimates and assumptions on historical experience and on various other factors that are believed to be reasonable at the time the estimates and assumptions are made. Actual results may differ from these estimates and assumptions.

The Company believes when the following significant accounting policies are used, our estimates and assumptions could have a significant impact on our consolidated financial statements:

Allowance for Doubtful Notes and Accounts

NEC Electronics provides an allowance for doubtful notes and accounts based on the historical write-off ratio for receivables and any specific doubtful notes and accounts based on a case-by-case determination of collectibility. On the basis of information currently available, we consider the allowance for doubtful notes and accounts to be adequate. However, changes in the underlying financial condition of our customers, resulting in an impairment of their ability to make payments, may require additional provisions to this allowance.

Inventories

NEC Electronics analyzes all inventories, including slow-moving and obsolete inventory, and writes down such inventories to their estimated market value based on assumptions about future demand and market conditions.

If future demand and market conditions are less favorable than those projected, additional inventory write-downs may be required.

Investments

NEC Electronics holds investments with a long-range perspective to enhance partnerships with respect to such purposes as reinforcing sales framework, joint development, and technical collaboration. These investments consist of marketable equity securities, and the stock of companies that are not publicly traded for which fair values are practically difficult to reasonably estimate. Marketable equity securities and nonpublic companies' stocks are included in marketable securities and investments, other and stated at fair value and at cost, respectively.

When a decline in the value of investments is deemed to be other-than-temporary, NEC Electronics recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other-than-temporary, we evaluate market conditions, trends of earnings, significance of the decline, the duration of the decline, and other key measures. There were no significant gross unrealized holding losses in marketable securities as of March 31, 2007. The Company also believes that there is no impairment in investments, other as of March 31, 2007.

Future adverse changes in market conditions or poor operating results by the companies in which we have invested could result in losses, or an inability to recover the carrying value of the investments that is not reflected in the current carrying value of an investment, possibly requiring an impairment charge in the future.

Impairment of Long-lived Assets

Long-lived assets to be held and used, including license fees and other intangibles, are evaluated for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.

Long-lived assets to be disposed of by sales are evaluated at the lower of carrying amount or fair value less cost to sell.

We believe that there were no long-lived assets that required the recording of an impairment loss at March 31, 2007. Changes in future technology trends or strategy may cause an impairment of long-lived assets.

Deferred Tax Assets

NEC Electronics has recorded deferred tax assets resulting from deductible temporary differences and net operating loss carry-forwards, both of which will reduce taxable income in the future. We set up a valuation allowance to reduce deferred tax assets to an amount that is more likely than not to be realized.

We evaluate the necessity of a valuation allowance for each company based on the information currently available, such as historical income performance, estimates of future taxable income, and estimates of the timing of when temporary differences will reverse. As a result, based on estimates of the levels of future taxable income and other factors carried out at NEC Electronics Corporation and its consolidated subsidiaries in Japan, we recorded a valuation allowance of ¥95.5 billion ($809 million) at March 31, 2007.

Pension and Severance Plans

NEC Electronics recorded pension and severance costs and liabilities that are calculated from actuarial valuations. Changes in the related pension and severance costs and liabilities may occur in the future due to changes in assumptions such as the discount rate, the rate of increase in future compensation level and the expected long-term rate of return on plan assets, in addition to changes in the number of employees covered. Assumptions are evaluated at least annually; if circumstances change we change these assumptions. We amortize variations in the assumptions or actual results that differ from the assumptions over the average remaining service period of employees.

NEC Electronics applied 2.5% for the expected long-term rate of return on plan assets for the fiscal years ended March 31, 2006 and 2007. To determine the expected long-term rate of return on plan assets, we consider current and expected asset allocations, as well as historical and expected long-term rates of return on various categories of plan assets.

The assumed discount rate as of March 31, 2007 was 2.5%.

Contingent Liabilities

NEC Electronics is a defendant in several lawsuits and other litigation in which compensation for damages is being sought. At present, we have booked allowances to cover losses associated with these actions in such cases where these losses are reasonably estimable. Currently, no allowances have been made with respect to cases in which such losses cannot be reasonably estimated.

NET SALES


(¥ billion)
800
700
600
500
400
300
200
100
0
03 04 05 06 07
Years ended March 31

Results of Operations

Net Sales

Net sales increased ¥46.3 billion, or 7.2%, to ¥692.3 billion ($5,867 million) for the fiscal year ended March 31, 2007, compared to net sales of ¥646.0 billion for the previous fiscal year, due to higher sales in our core semiconductor business, which increased ¥40.6 billion, or 6.6%, to ¥659.7 billion ($5,591 million).

Our net sales by market application were as follows:

Communications

Net sales of semiconductors for communications applications decreased ¥8.4 billion, or 7.7%, to ¥99.6 billion ($844 million) for the fiscal year ended March 31, 2007, from ¥108.0 billion for the previous fiscal year. While sales of LCD driver ICs in particular increased, this growth was offset by a large year-on-year fall in sales of system memory for mobile phones, among other factors.

Computing and Peripherals

Net sales of semiconductors for computing and peripherals applications decreased ¥2.9 billion, or 2.3%, to ¥123.7 billion ($1,048 million) for the fiscal year ended March 31, 2007, from ¥126.6 billion for the previous fiscal year. This decline largely reflected a sharp drop in sales of semiconductors for PC peripherals due to a fall in sales of semiconductors for printers and recordable DVD drives.

Consumer Electronics

Net sales of semiconductors for consumer electronics applications increased ¥18.1 billion, or 17.7%, to ¥120.8 billion ($1,023 million) for the fiscal year ended March 31, 2007, from ¥102.6 billion for the previous fiscal year. This result was mainly due to a significant year-on-year increase in sales of semiconductors for game consoles.

Automotive and Industrial

Net sales of semiconductors for automotive and industrial applications increased ¥2.3 billion, or 2.2%, to ¥106.1 billion ($899 million) for the fiscal year ended March 31, 2007, from ¥103.8 billion for the previous fiscal year. Sales of automotive semiconductors increased compared to the previous fiscal year as more semiconductors are used in vehicles due to the greater application of electronics in cars.

Multi-market ICs

Net sales of multi-market ICs increased ¥19.5 billion, or 28.1%, to ¥89.0 billion ($754 million) for the fiscal year ended March 31, 2007, from ¥69.4 billion for the previous fiscal year. The growth largely reflected substantially higher sales of general-purpose microcontrollers year on year.

Discrete, Optical and Microwave Devices

Net sales of discrete, optical and microwave devices increased ¥11.9 billion, or 10.9%, to ¥120.6 billion ($1,022 million) for the fiscal year ended March 31, 2007, from ¥108.7 billion for the previous fiscal year. The increase was mainly due to higher sales of discrete semiconductors, which tracked an upturn in the market.

Other

Other net sales consist of sales of color LCD panels, printed circuit boards, and other non-semiconductor products and services. Our other net sales increased ¥5.7 billion, or 21.4%, to ¥32.5 billion ($276 million) for the fiscal year ended March 31, 2007, from ¥26.8 billion for the previous fiscal year.

The business operations in this category are not core operations and therefore have an insignificant impact on overall profit or loss.

Cost of Sales

Cost of sales increased ¥24.6 billion, or 5.2%, to ¥502.1 billion ($4,255 million) for the fiscal year ended March 31, 2007, from ¥477.5 billion for the previous fiscal year. Measures were enacted to enhance productivity and cost efficiency, reducing the cost of sales as a percentage of net sales from 73.9% to 72.5%.

Research and Development Expenses

Research and development expenses increased ¥10.9 billion, or 9.0%, to ¥131.8 billion ($1,117 million) for the fiscal year ended March 31, 2007, from ¥120.9 billion for the previous fiscal year. The increase was primarily a result of increased investment in research and development into advanced technologies. As a percentage of net sales, research and development expenses increased from 18.7% for the fiscal year ended March 31, 2006 to 19.0%. Research and development expenses included fees of ¥6.3 billion and ¥5.6 billion ($48 million) for the fiscal years ended March 31, 2006 and 2007, respectively, paid to NEC in connection with research provided by NEC's laboratories.


INCOME (LOSS) BEFORE INCOME TAXES
(¥ billion)
50
25
0
-25
-50
03 04 05 06 07
Years ended March 31

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased ¥3.7 billion, or 4.4%, to ¥87.0 billion ($737 million) for the fiscal year ended March 31, 2007, from ¥83.3 billion for the previous fiscal year. As a percentage of net sales, selling, general and administrative expenses decreased from 12.9% for the fiscal year ended March 31, 2006 to 12.6%.

Provision for Income Taxes

NEC Electronics' income (loss) before income taxes, provision for income taxes, and effective tax rate for the fiscal years ended March 31, 2006 and 2007 were as follows:

	Billions of yen		Millions of U.S. dollars
Year ended March 31	2006	**2007**	**2007**
Income (loss) before income taxes	¥(42.4)	**¥(35.4)**	**$(300)**
Provision for income taxes			
Current	9.5	**2.1**	**18**
Deferred	46.6	**3.0**	**25**
Effective tax rate (%)	—	—	—


NET INCOME (LOSS)
(¥ billion)
50
25
0
-25
-50
-75
-100
03 04 05 06 07
Years ended March 31

Minority Interest in Income (loss) of Consolidated Subsidiaries

NEC Electronics recorded minority interest in income of a consolidated subsidiary in China of ¥0.6 billion ($5 million) for the fiscal year ended March 31, 2007, compared to minority interest in loss of ¥0.4 billion for the fiscal year ended March 31, 2006.

Net Income (Loss)

NEC Electronics recorded a net loss of ¥41.5 billion ($352 million), representing minus 6.0% of net sales, for the fiscal year ended March 31, 2007, compared to a net loss of ¥98.2 billion for the previous fiscal year.

Geographical Segment Analysis

Our net sales on a geographic basis were as follows:

Japan

Net sales in Japan increased ¥24.4 billion, or 6.9%, to ¥377.3 billion ($3,197 million) for the fiscal year ended March 31, 2007, from ¥352.9 billion for the previous fiscal year. Growth was primarily due to a sharp increase in sales of semiconductors for game consoles, which outweighed lower sales of semiconductors for printers and driver ICs for PDPs (plasma display panels) and other applications.

United States of America

Net sales in the United States of America decreased ¥9.4 billion, or 12.2%, to ¥67.5 billion ($572 million) for the fiscal year ended March 31, 2007, from ¥76.9 billion for the previous fiscal year. The decrease was primarily due to a decline in sales of system memory for mobile phones.

Europe

Net sales in Europe increased ¥15.9 billion, or 21.9%, to ¥88.9 billion ($753 million) for the fiscal year ended March 31, 2007, from ¥73.0 billion for the previous fiscal year. The increase was primarily due to higher sales of graphics-processing LSIs for set-top boxes (STBs), semiconductors for automobiles, and general-purpose microcontrollers.

Asia

Net sales in Asia, excluding Japan, increased ¥15.3 billion, or 10.7%, to ¥158.6 billion ($1,344 million) for the fiscal year ended March 31, 2007, from ¥143.3 billion for the previous fiscal year. The increase was primarily due to growth in sales of products such as LCD driver ICs for LCD TVs and PC monitors, general-purpose microcontrollers, and discrete semiconductors.

Seasonality

NEC Electronics' main customers for semiconductor products are manufacturers of consumer electronic products.

Our net sales are generally higher from July through December compared to the period from January through June. This is due to the higher volume of product sales to customers that manufacture consumer products for the year-end holiday season.

Effect of Change in Exchange Rates on Foreign Currency

The average annual exchange rate of the Japanese yen against the U.S. dollar during the fiscal year ended March 31, 2007 was approximately ¥5 lower compared to the fiscal year ended March 31, 2006. This increased the yen-denominated amount of U.S. dollar-denominated sales, thereby contributing to increased earnings. From time to time, we enter into foreign currency forward exchange contracts to reduce exposure to market risks from fluctuations in foreign currency exchange. We recorded a net foreign exchange loss of ¥1.2 billion ($10 million) for the fiscal year ended March 31, 2007. Assets and liabilities of foreign subsidiaries are translated into Japanese yen at the exchange rate in effect on the balance sheet date. Revenue and expenses are translated at the average exchange rate for the fiscal year. Adjustments resulting from the translation are accumulated and recorded in "accumulated other comprehensive income (loss)" in the consolidated balance sheets. For details, see note 2 to our consolidated financial statements.

Liquidity and Capital Resources


EQUITY RATIO
(%)
60
45
30
15
0
03 04 05 06 07
Years ended March 31

NEC Electronics' financial policy is to secure adequate liquidity and capital resources for its operations and to maintain the strength of its balance sheet. In order to secure stable long-term capital resources, the Company issued convertible bond notes with share acquisition rights (zero coupon unsecured yen convertible bonds due 2011) on May 27, 2004 and raised ¥110.0 billion. The bond is subject to certain covenants. Under the conditions of the covenants, during a certain period, bondholders have the right to claim conversion if the stock price exceeds 110% or more of the conversion price of ¥9,860 ($84), as of March 31, 2007. In addition, the bond carries a call option that gives the Company the right to call the bond at the principal amount after May 27, 2008, if the Company's stock price exceeds 130% or more of the conversion price for 30 consecutive trading days. As of March 31, 2007, our total amount of long-term debt was ¥16.5 billion ($140 million) and the outstanding balance of convertible bonds was ¥110.0 billion ($932 million). In addition, we also have a revolving credit facility under which an aggregate of up to ¥20.0 billion ($169 million) in short-term loans is available to meet unforeseen short-term financing needs.

As of March 31, 2007, the total amount of interest-bearing debt, including convertible bonds, borrowings, and obligations under certain capital leases, was ¥136.0 billion ($1,153 million). As of March 31, 2007, we had ¥185.4 billion ($1,571 million) in cash and cash equivalents to maintain liquidity. We believe that the cash and cash equivalents, the availability of short-term credit facilities, and the Company's cash flows from operations, are sufficient to meet its current cash requirements, including capital expenditures and debt service, for the foreseeable future. In order to facilitate access to global capital markets, the Company has obtained credit ratings from Rating and Investment Information, Inc. (R&I), one of Japan's major credit rating agencies. As of March 31, 2007, the Company's senior long-term credit and current short-term debt ratings from R&I are BBB+ and a-2, respectively.

Financial Condition


NET CASH PROVIDED BY OPERATING ACTIVITIES
(¥ billion)
150
120
90
60
30
0
03 04 05 06 07
Years ended March 31

Total Assets and Shareholders' Equity

Total assets at March 31, 2007 totaled ¥695.9 billion ($5,897 million), a ¥49.4 billion decrease from ¥745.3 billion as of March 31, 2006. This was mainly due to a decline of ¥25.7 billion in cash and cash equivalents, mostly due to payments for production equipment and other items purchased in the previous fiscal year.

Shareholders' equity was ¥265.1 billion ($2,246 million), decreasing ¥43.2 billion from ¥308.3 billion as of March 31, 2006. This decrease was mainly due to a net loss of ¥41.5 billion ($352 million).

Cash Flow

Net cash provided by operating activities increased ¥16.8 billion to ¥66.7 billion ($566 million) for the fiscal year ended March 31, 2007, from ¥49.9 billion for the previous fiscal year. The increase was primarily due to an improvement in working capital from a decrease in accounts receivable and an increase in accounts payable.

Net cash used in investing activities increased ¥23.8 billion to ¥78.5 billion ($665 million) for the fiscal year ended March 31, 2007, from ¥54.7 billion for the previous fiscal year. This was primarily the result of a decline in cash received from the sale of equipment for leasing, coupled with an increase in payments for the purchase of property, plant and equipment.

Net cash used in financing activities was ¥15.3 billion ($129 million) for the fiscal year ended March 31, 2007, an increase of ¥2.7 billion from ¥12.5 billion for the previous fiscal year, mainly as a result of repayment of debt.

NET CASH USED IN INVESTING ACTIVITIES
(¥ billion)


150
120
90
60
30
0
03 04 05 06 07
Years ended March 31

Capital Expenditures

NEC Electronics' capital expenditures for the fiscal years ended March 31, 2006 and 2007 were ¥83.0 billion and ¥105.9 billion ($897 million), respectively. Capital expenditures for the fiscal year ending March 31, 2008 are estimated at ¥70.0 billion ($593 million). For the fiscal year ended March 31, 2007, capital expenditures were largely allocated to the upgrade and expansion of our 300mm wafer line and testing lines. Current plans call for capital expenditures for the fiscal year ending March 31, 2008 to be primarily earmarked for the same tasks.

Off-balance Sheet Arrangements

NEC Electronics securitizes receivables by selling certain trade receivables to Special Purpose Entities ("SPEs") and others without recourse from time to time. The purpose of these securitization transactions is to enhance asset efficiency. NEC Electronics services, administers and collects the securitized trade receivables on behalf of the SPEs and others. We received proceeds of ¥46.0 billion for the fiscal year ended March 31, 2006.

NEC Electronics has also sold portions of its machinery and equipment to leasing companies and to certain SPEs, leasing them back for periods of less than five years, for the purpose of eliminating risks associated with a decline in the value of obsolete production facilities, as well as stabilizing cash flows. These transactions are treated as operating leases for accounting purposes. The amount of machinery and equipment sold for lease back to the Company in the fiscal years ended March 31, 2006 and 2007 was ¥52.2 billion and ¥38.6 billion ($327 million), respectively.

NET CASH PROVIDED BY FINANCING ACTIVITIES
(¥ billion)


75
50
25
0
-25
03 04 05 06 07
Years ended March 31

Risk Factors

NEC Electronics recognizes the following as some of the most significant risk factors faced in its business operations.

Impact of Market Fluctuations (Silicon Cycle)

The semiconductor industry is known to be subject to cyclical market fluctuations, a phenomenon known as the "silicon cycle." Although we operate on the basis of careful monitoring of changes in market conditions, it is difficult to completely avoid the impact of market fluctuations due to economic cycles in countries around the world and changes in the demand for end products. Market downturns, therefore, could lead to sales declines and lower fab utilization rates, which may in turn result in diminished cost ratios and a significant deterioration in profits.


CAPITAL EXPENDITURES
(¥ billion)
200
160
120
80
40
0
03 04 05 06 07
Years ended March 31

Foreign Currency Fluctuations

The operating results and financial position of NEC Electronics are affected by fluctuations in foreign currency exchange markets. We take various measures to avert or reduce risks relating to fluctuations in the foreign currency exchange markets, such as forward exchange contracts. However, these fluctuations may impact the costs and sales of various products denominated in foreign currencies, as well as the production cost of overseas manufacturing facilities. In addition, conversion of the Company's assets and liabilities denominated in foreign currencies and the financial statements of our overseas subsidiaries into Japanese yen, may also affect our assets and liabilities, as well as earnings and expenses.

Natural Disasters

Natural disasters such as earthquakes, typhoons, and floods, as well as accidents, acts of terror and other factors beyond the control of NEC Electronics, could severely damage semiconductor manufacturing facilities and other facilities. NEC Electronics owns facilities in areas where earthquakes occur at a frequency higher than the global average. Consequently, the effects of earthquakes and other events could force a halt to manufacturing and other operations. The company takes various measures, such as enhancing the resistance of buildings at manufacturing and other sites against earthquakes, in order to minimize losses and damages. Additionally, NEC Electronics is insured against losses and damages relating to earthquakes; however, the insurance may be unable to cover all the losses and damages if the earthquake is extraordinarily severe.

Competition

The semiconductor industry is extremely competitive, and NEC Electronics is exposed to fierce competition from rival companies around the world in areas such as product performance, structure, pricing and quality. To maintain competitiveness, NEC Electronics takes various measures including development of leading-edge technologies and cost reduction, but in the event that we are not competitive, our market share may decline, which may negatively impact our financial results. Severe price competition may also lead to sharp declines in the market price of our products. When this cannot be offset by cost reductions, our gross profit margin ratio may decline.

Poor Decision-making Concerning Investments in Capital and R&D

As an integrated device manufacturer (IDM), many of the semiconductor products sold by us are developed and produced by ourselves. As such, substantial capital expenditures are made annually to stay ahead in technological innovation and to boost production. While we constantly strive to invest the appropriate amount at the appropriate time, poor decisions concerning either timing or amount could cause us to lose substantial business opportunities or suffer operational losses.

NEC Electronics also invests heavily in R&D for leading-edge technologies. However, errors in selecting R&D subjects, delays in development and other factors could prevent such investments from helping sales and earnings, essentially nullifying the investments.

Product Defects, Anomalies and Malfunctions

Although we make an effort to improve the quality of semiconductor products and related software, they may contain defects, anomalies or malfunctions that are undetectable at the time of shipment due to increased sophistication of technologies and diversity of ways in which our products are used by customers. These defects, anomalies or malfunctions could be discovered after our products are embedded in customers' end products, resulting in the return or exchange of our products, claims for compensatory damages, or discontinuation of the use of our products, which could negatively impact our profits and operating results. To prepare for such events, we have product liability insurance and recall insurance, but it is not guaranteed that the full costs of reimbursements would be covered by these.

Impairment of Long-lived Assets

NEC Electronics has recorded tangible fixed assets and many other long-lived assets in its consolidated balance sheet, and periodically reviews whether it will be able to recover the recorded residual value of these assets in the form of future cash flows. If these assets do not generate sufficient cash flows, NEC Electronics may be forced to recognize an impairment in their value.

Legal Issues

NEC Electronics' products utilize a wide range of technologies, and it is possible that a third party may claim that our certain technologies infringe upon its intellectual property rights. In the event of such claims, we may incur substantial costs related to legal actions and other expenses in defense of us and/or our customers. Depending on the outcome of these claims, we could be ordered to pay substantial amounts in damages or be forced to cease use of such technology due to the demand for excessive license fees which are not economically feasible.

Our operations are subject to various laws and regulations in Japan and other countries around the world pertaining to the environment, safety, fair business practices and other matters. We strive to comply fully with these laws and regulations. However, in the event of a lawsuit or legal proceeding based on violations of such laws and regulations, a ruling against us could negatively impact our earnings and operating results.

NEC Electronics America, Inc. has been named as one of the defendants in numerous class action civil antitrust lawsuits by direct purchasers (customers who had directly purchased DRAM from NEC Electronics in the past) seeking damages for alleged antitrust violations in the DRAM industry in the U.S. Although these class action lawsuits are expected to be resolved by settlement, NEC Electronics America, Inc. is still in litigation, or in settlement negotiations along with NEC, with several customers who have opted out of such class action lawsuits. NEC Electronics America, Inc. has also been named as one of the defendants in numerous class action civil lawsuits by indirect purchasers (customers who had purchased products containing DRAM), as well as a number of antitrust lawsuits filed by the Attorneys General of numerous states in the U.S.

Additionally, NEC Electronics, together with NEC, is fully cooperating with the European Commission in its investigation of possible violations of European competition laws in the DRAM industry in Europe.

Furthermore, NEC Electronics is also subject to (1) investigations in connection with possible antitrust violations in the SRAM industry being conducted by the U.S. Department of Justice and the European Commission, (2) investigations in connection with possible antitrust violations in the semiconductor industry by the Korea Fair Trade Commission, as well as (3) investigations by the U.S. Department of Justice, the European Commission, the Korea Fair Trade Commission, and the Competition Bureau of Canada in connection with possible antitrust violations in the thin-film transistor liquid crystal display (TFT-LCD) industry.

Following the initiation of investigations by the U.S. Department of Justice into the SRAM and TFT-LCD industries, numerous class action civil antitrust lawsuits seeking damages for alleged antitrust violations have been brought against NEC Electronics America, Inc. in the U.S. and elsewhere.

Although the outcome of the aforementioned investigations, antitrust lawsuits and settlement negotiations is not known at this time, NEC Electronics has booked an amount of approximately ¥3.2 billion ($27 million) under litigation and settlement expenses, for estimable expenses that may arise from the U.S. DRAM civil lawsuits and settlements with customers in the U.S.

CONSOLIDATED BALANCE SHEETS

NEC Electronics Corporation and Consolidated Subsidiaries
As of March 31, 2006 and 2007

	Millions of yen		Thousands of U.S. dollars
ASSETS	2006	**2007**	**2007**
Current assets:			
Cash and cash equivalents	¥ 211,060	**¥ 185,372**	**$ 1,570,949**
Notes and accounts receivable, trade:			
Related party	13,604	**11,793**	**99,941**
Other	100,975	**88,313**	**748,415**
Allowance for doubtful notes and accounts	(729)	**(563)**	**(4,771)**
Loans receivable from related party	228	**1**	**8**
Inventories	72,525	**82,573**	**699,771**
Deferred tax assets	6,178	**6,795**	**57,585**
Prepaid expenses and other current assets	9,529	**7,330**	**62,119**
Total current assets	413,370	**381,614**	**3,234,017**
Investments:			
Marketable securities	13,901	**5,997**	**50,822**
Investments, other:			
Affiliated companies	—	**746**	**6,322**
Other	1,696	**411**	**3,483**
	15,597	**7,154**	**60,627**
Property, plant and equipment:			
Land	17,365	**16,849**	**142,788**
Buildings	243,976	**244,852**	**2,075,017**
Machinery and equipment	954,969	**965,005**	**8,178,009**
Construction in progress	19,189	**15,421**	**130,686**
	1,235,499	**1,242,127**	**10,526,500**
Accumulated depreciation	(933,374)	**(949,304)**	**(8,044,949)**
	302,125	**292,823**	**2,481,551**
Other assets:			
Deferred tax assets	1,739	**3,892**	**32,983**
License fees and other intangibles	11,596	**9,357**	**79,297**
Other	854	**1,046**	**8,864**
	14,189	**14,295**	**121,144**
	¥ 745,281	**¥ 695,886**	**$ 5,897,339**

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen		Thousands of U.S. dollars
	2006	**2007**	**2007**
Current liabilities:			
Short-term borrowings	¥ 7,201	**¥ 3,609**	**$ 30,585**
Current portion of long-term debt	6,471	**15,914**	**134,864**
Current portion of obligation under capital leases to related party	1,402	**1,080**	**9,153**
Notes and accounts payable, trade:			
Related party	27,705	**31,198**	**264,390**
Other	95,234	**101,269**	**858,212**
Accounts payable, other and accrued expenses:			
Related party	4,201	**4,649**	**39,398**
Other	53,839	**53,651**	**454,669**
Accrued income taxes	3,770	**2,792**	**23,661**
Other current liabilities	11,071	**8,798**	**74,560**
Total current liabilities	210,894	**222,960**	**1,889,492**
Long-term liabilities:			
Long-term debt	127,185	**110,634**	**937,576**
Obligation under capital leases to related party	6,050	**4,793**	**40,619**
Accrued pension and severance costs	75,761	**71,535**	**606,229**
Deferred tax liabilities	9,559	**10,847**	**91,924**
Other	3,459	**5,214**	**44,186**
	222,014	**203,023**	**1,720,534**
Minority shareholders' equity in consolidated subsidiaries	4,122	**4,835**	**40,974**
Commitments and contingent liabilities			
Shareholders' equity:			
Common stock:			
Authorized — 400,000,000 shares			
Issued and outstanding — 123,500,000 shares	85,955	**85,955**	**728,432**
Additional paid-in capital	281,014	**281,039**	**2,381,687**
Accumulated deficit	(57,369)	**(98,901)**	**(838,144)**
Accumulated other comprehensive income (loss)	(1,342)	**(3,017)**	**(25,568)**
Treasury stock, at cost:			
2006 — 1,020 shares	(7)		
2007 — 1,445 shares		**(8)**	**(68)**
	308,251	**265,068**	**2,246,339**
	¥745,281	**¥695,886**	**$5,897,339**

CONSOLIDATED STATEMENTS OF OPERATIONS

NEC Electronics Corporation and Consolidated Subsidiaries
For the years ended March 31, 2005, 2006 and 2007

			Millions of yen	Thousands of U.S. dollars
	2005	2006	**2007**	**2007**
Sales and other income:				
Net sales	¥708,014	¥645,963	**¥692,280**	**$5,866,780**
Gain on sales of property, plant and equipment and other	2,443	1,917	**2,548**	**21,593**
Interest and dividend income	489	1,078	**1,929**	**16,348**
Gain on disposition of investments in securities	112	1,365	**6,436**	**54,542**
	711,058	650,323	**703,193**	**5,959,263**
Costs and expenses:				
Cost of sales	485,871	477,476	**502,086**	**4,254,966**
Research and development	107,942	120,874	**131,751**	**1,116,534**
Selling, general and administrative	81,025	83,302	**87,000**	**737,288**
Restructuring charges	—	1,683	**4,192**	**35,525**
Litigation and settlement expense	—	3,413	**1,435**	**12,161**
Loss on sales or disposal of property, plant and equipment and other	7,483	4,132	**9,229**	**78,212**
Interest	749	874	**698**	**5,916**
Net foreign exchange loss	913	519	**1,197**	**10,144**
Loss on investments in securities	666	436	**980**	**8,305**
	684,649	692,709	**738,568**	**6,259,051**
Income (loss) before income taxes	26,409	(42,386)	**(35,375)**	**(299,788)**
Provision for income taxes	10,714	56,166	**5,105**	**43,263**
Income (loss) before minority interest, equity in loss of affiliated companies	15,695	(98,552)	**(40,480)**	**(343,051)**
Minority interest in income (loss) of consolidated subsidiaries	(336)	(354)	**552**	**4,678**
Income (loss) before equity in loss of affiliated companies	16,031	(98,198)	**(41,032)**	**(347,729)**
Equity in loss of affiliated companies	—	—	**(468)**	**(3,966)**
Net income (loss)	¥ 16,031	¥ (98,198)	**¥ (41,500)**	**$ (351,695)**

			Yen	U.S. dollars
	2005	2006	**2007**	**2007**
Basic net income (loss) per share	¥ 129.81	¥ (795.13)	**¥ (336.04)**	**$ (2.85)**
Diluted net income (loss) per share	120.30	(795.13)	**(336.04)**	**(2.85)**
Cash dividends per share	20.00	—	**—**	**—**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

NEC Electronics Corporation and Consolidated Subsidiaries
For the years ended March 31, 2005, 2006 and 2007

Millions of Yen

	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
Balance at March 31, 2004	¥85,955	¥275,667	¥ 27,268	¥(17,147)	¥(4)	¥371,739
Contribution to capital		558				558
Compensation expense for stock options		468				468
Comprehensive income (loss):						
Net income (loss)			16,031			16,031
Other comprehensive income (loss):						
Foreign currency translation adjustments				1,260		1,260
Minimum pension liability adjustment, net of tax				5,791		5,791
Unrealized gains (losses) on marketable securities, net of tax				493		493
Unrealized gains (losses) on derivative financial instruments, net of tax				(5)		(5)
Comprehensive income (loss)						23,570
Dividends			(2,470)			(2,470)
Purchase of treasury stock, at cost					(2)	(2)
Balance at March 31, 2005	¥85,955	¥276,693	¥ 40,829	¥ (9,608)	¥(6)	¥393,863
Contribution to capital		6,092				6,092
Transaction under common control		(1,974)				(1,974)
Compensation expense for stock options		203				203
Comprehensive income (loss):						
Net income (loss)			(98,198)			(98,198)
Other comprehensive income (loss):						
Foreign currency translation adjustments				4,757		4,757
Minimum pension liability adjustment, net of tax				1,243		1,243
Unrealized gains (losses) on marketable securities, net of tax				2,304		2,304
Unrealized gains (losses) on derivative financial instruments, net of tax				(38)		(38)
Comprehensive income (loss)						(89,932)
Purchase of treasury stock, at cost					(1)	(1)
Balance at March 31, 2006	¥85,955	¥281,014	¥(57,369)	¥ (1,342)	¥(7)	¥308,251
Compensation expense for stock options		**25**				**25**
Comprehensive income (loss):						
Net income (loss)			**(41,500)**			**(41,500)**
Other comprehensive income (loss):						
Foreign currency translation adjustments				**2,789**		**2,789**
Minimum pension liability adjustment, net of tax				**(878)**		**(878)**
Unrealized gains (losses) on marketable securities, net of tax				**(3,336)**		**(3,336)**
Unrealized gains (losses) on derivative financial instruments, net of tax				**12**		**12**
Comprehensive income (loss)						**(42,913)**
Adjustment to initially apply SFAS No. 158, net of tax				**(262)**		**(262)**
Effect of change in fiscal year-end of certain subsidiary			**(32)**			**(32)**
Purchase of treasury stock, at cost					**(1)**	**(1)**
Balance at March 31, 2007	**¥85,955**	**¥281,039**	**¥(98,901)**	**¥ (3,017)**	**¥(8)**	**¥265,068**

Thousands of U.S. dollars

	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
Balance at March 31, 2006	$728,432	$2,381,475	$(486,178)	$(11,374)	$(60)	$2,612,295
Compensation expense for stock options		**212**				**212**
Comprehensive income (loss):						
Net income (loss)			**(351,695)**			**(351,695)**
Other comprehensive income (loss):						
Foreign currency translation adjustments				**23,636**		**23,636**
Minimum pension liability adjustment, net of tax				**(7,441)**		**(7,441)**
Unrealized gains (losses) on marketable securities, net of tax				**(28,271)**		**(28,271)**
Unrealized gains (losses) on derivative financial instruments, net of tax				**102**		**102**
Comprehensive income (loss)						**(363,669)**
Adjustment to initially apply SFAS No. 158, net of tax				**(2,220)**		**(2,220)**
Effect of change in fiscal year-end of certain subsidiary			**(271)**			**(271)**
Purchase of treasury stock, at cost					**(8)**	**(8)**
Balance at March 31, 2007	**$728,432**	**$2,381,687**	**$(838,144)**	**$(25,568)**	**$(68)**	**$2,246,339**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

NEC Electronics Corporation and Consolidated Subsidiaries
For the years ended March 31, 2005, 2006 and 2007

			Millions of yen	Thousands of U.S. dollars
	2005	2006	**2007**	**2007**
Cash flows from operating activities:				
Net income (loss)	¥ 16,031	¥ (98,198)	**¥ (41,500)**	**$ (351,695)**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization	95,999	89,342	**82,960**	**703,051**
Deferred income taxes	384	46,637	**2,998**	**25,407**
Loss on property, plant and equipment, net	2,544	2,817	**5,983**	**50,703**
Realized (gain) loss on marketable securities	376	178	**(6,383)**	**(54,093)**
Provision for pension and severance costs, less payments	2,708	1,072	**(1,115)**	**(9,449)**
Equity in loss of affiliated companies	—	—	**468**	**3,966**
Minority interest in income (loss) of consolidated subsidiaries	(336)	(354)	**552**	**4,678**
(Increase) decrease in notes and accounts receivable	9,975	(7,928)	**15,985**	**135,466**
(Increase) decrease in inventories	5,024	(3,062)	**(9,333)**	**(79,093)**
Increase (decrease) in notes and accounts payable	(9,417)	5,675	**16,171**	**137,042**
Increase (decrease) in other current liabilities	5,134	6,605	**(4,239)**	**(35,924)**
Other, net	731	7,106	**4,184**	**35,458**
Net cash provided by operating activities	129,153	49,890	**66,731**	**565,517**
Cash flows from investing activities:				
Proceeds from sales of property, plant and equipment	45,544	56,474	**39,803**	**337,313**
Additions to property, plant and equipment	(176,391)	(106,642)	**(121,126)**	**(1,026,492)**
Proceeds from sales of marketable securities	150	395	**3,660**	**31,017**
Purchase of marketable securities	–	(816)	—	—
Acquisition of minority interest	(67)	—	—	—
Investments in affiliated companies	—	—	**(1,400)**	**(11,864)**
(Increase) decrease in loans receivable from related party	6,669	(223)	**242**	**2,051**
Increase in other investment securities	(221)	(1,021)	—	—
Other, net	(1,780)	(2,840)	**324**	**2,746**
Net cash used in investing activities	(126,096)	(54,673)	**(78,497)**	**(665,229)**
Cash flows from financing activities:				
Proceeds from long-term debt	111,894	2,335	—	—
Repayments of long-term debt	(49,927)	(10,581)	**(7,191)**	**(60,941)**
Increase (decrease) in short-term borrowings, net	(380)	124	**(4,018)**	**(34,051)**
Repayments of lease obligation to related party	(1,004)	(1,198)	**(1,865)**	**(15,805)**
Dividends paid	(3,703)	(1,235)	—	—
Transaction under common control	—	(1,974)	—	—
Payments on intangible assets purchase contracts	—	—	**(2,196)**	**(18,610)**
Other, net	(2)	(1)	**(3)**	**(25)**
Net cash provided by (used in) financing activities	56,878	(12,530)	**(15,273)**	**(129,432)**
Effect of exchange rate changes on cash and cash equivalents	296	2,682	**1,595**	**13,517**
Net increase (decrease) in cash and cash equivalents	60,231	(14,631)	**(25,444)**	**(215,627)**
Effect of change in fiscal year-end of certain subsidiary	—	—	**(244)**	**(2,068)**
Cash and cash equivalents at beginning of year	165,460	225,691	**211,060**	**1,788,644**
Cash and cash equivalents at end of year	¥ 225,691	¥ 211,060	**¥ 185,372**	**$ 1,570,949**
Supplemental disclosures of cash flow information:				
Cash paid during the year for:				
Interest	¥ 710	¥ 927	**¥ 706**	**$ 5,983**
Income taxes	11,460	8,217	**33**	**280**
Non-cash investing and financing transaction:				
Contribution to capital	558	6,092	—	—
Machinery and equipment obtained by capital leases	392	3,337	**220**	**1,864**
Intangible assets purchase contracts	—	5,243	**721**	**6,110**

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NEC Electronics Corporation and Consolidated Subsidiaries

1. Background and Basis of Presentation

NEC Electronics Corporation was formed on November 1, 2002 as a wholly owned subsidiary of NEC Corporation ("NEC") as a result of a separation by new incorporation (*shinsetsu bunkatsu)* under the corporate separation (*kaisha bunkatsu*) provisions of the former Japanese Commercial Code. Pursuant to NEC's separation plan, substantially all of NEC's semiconductor business operations and related assets and liabilities, excluding those related to the general-purpose DRAM business, were transferred to NEC Electronics Corporation, at historical cost, in exchange for the issuance to NEC of 100,000,000 shares of its common stock. On November 1, 2002, NEC Electronics Corporation acquired most of the assets that were intended to be transferred from NEC by operation of law. However, certain asset transfers, specifically, the investments in NEC Electronics (China) Co., Ltd., previously named Beijing Hua Hong NEC IC Design Co., Ltd., and Shougang NEC Electronics Co., Ltd., were subject to Chinese government approval and registration. These transfers were completed during the year ended March 31, 2004. The accompanying consolidated financial statements have been prepared on the basis that all intended asset transfers, including the investments in these Chinese subsidiaries, had been completed as planned for the periods prior to corporate separation. NEC had operated the businesses which were transferred to NEC Electronics Corporation as an internal division and through various business units and subsidiaries.

NEC Electronics Corporation and its subsidiaries (the "Company") is a leading integrated provider of system-level semiconductor solutions for electronic products and systems across a variety of key markets in the communications, computing and peripherals, consumer electronics, and automotive and industrial sectors.

2. Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of consolidation

The consolidated financial statements include the accounts of NEC Electronics Corporation and all entities in which NEC Electronics Corporation has a controlling financial interest. All significant intercompany transactions and accounts are eliminated. For purposes of financial reporting, certain foreign subsidiaries have a December 31 fiscal year end. Therefore, the Company recognizes the results of operations and financial position of such subsidiaries on a basis of a three-month lag. There have been no significant transactions with such subsidiaries during the periods from January 1 to March 31.

During the year ended March 31, 2007, certain subsidiary changed the fiscal year-end to March 31 from December 31, in order to conform the subsidiary's year-end with that of the Company. The loss of the subsidiary for the months that exceeds twelve months was directly charged to the accumulated deficit.

Cash equivalents

All highly liquid investments with a maturity at their date of acquisition of three months or less are considered to be cash equivalents.

Foreign currency translation

Foreign currency transactions are measured at the applicable rates of exchange prevailing at the transaction dates. Assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange prevailing at that date. Exchange differences are charged or credited to income.

Assets and liabilities of foreign subsidiaries are translated into yen at applicable year-end rates of exchange and all revenue and expense accounts are translated at average rates of exchange prevailing during the year. The resulting translation adjustments are accumulated and included in accumulated other comprehensive income (loss) classified as part of shareholders' equity.

Allowance for doubtful notes and accounts

An allowance for doubtful notes and accounts is provided based on credit loss history and an evaluation of any specific doubtful notes and accounts.

Investments

The Company classifies its marketable equity securities as available-for-sale, which are reported at fair value with unrealized gains and losses included in accumulated other comprehensive income (loss), net of tax. When a decline in value of the marketable security is deemed to be other-than-temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other-than-temporary, the Company evaluates market conditions, trends of earnings, and other key measures. Realized gains or losses on the sale of marketable securities are based on the average cost of a particular security held at the time of sale.

The investments in affiliated companies (investees over which the Company has the ability to exercise significant influence, and corporate joint ventures) are accounted for by the equity method.

Other investment securities are stated at cost. The Company periodically evaluates whether the value of the investment has declined. When the fair value is less than its cost, the Company judges whether the decline of an investment value is temporary. The Company evaluates various conditions, such as the duration of the decline, significance of the decline, the financial condition and the expected future performance of the investee as well as intention and ability, for the Company to maintain the investment. If the decline is deemed to be other-than-temporary, the Company recognizes the difference between the investment's cost and its fair value as an impairment loss.

Inventories

Inventories are stated at the lower of cost or market principally on a first-in, first-out basis.

The Company analyzes all inventory including slow moving and obsolete inventory, and writes down such inventory to its estimated market value based on assumptions about future demand and market conditions.

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method at rates based on the following estimated useful lives of the assets: buildings, mainly 15 to 45 years, machinery and equipment, mainly 4 to 8 years. Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Leased assets meeting certain criteria are capitalized and amortized using the declining-balance method over the lease term.

License fees and other intangibles

License fees and other intangibles are amortized on a straight-line method over the estimated useful lives.

Impairment of long-lived assets

Long-lived assets to be held and used, including license fees and other intangibles, are evaluated for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.

Long-lived assets to be disposed of by sale are evaluated at the lower of carrying amount or fair value less cost to sell.

Income taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities, using the enacted tax rates in effect for the year in which the temporary differences are expected to reverse. Deferred tax assets are also recognized for the estimated future tax benefits attributable to operating loss carryforwards. Valuation allowances are established to reduce deferred tax assets to their net realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Stock-based compensation

The Company had accounted for its stock-based compensation plans under the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation.* On April 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123(R)") under the modified prospective method. The adoption of SFAS No. 123(R) did not have a significant effect on its financial position or results of operations because the Company continues to account for its stock-based compensation plans under the fair value recognition provisions.

Net income per share

Basic net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock unless their inclusion would have an antidilutive effect.

Revenue recognition

The Company recognizes revenue for transactions when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectibility is reasonably assured.

Revenue from sales of products is recognized when the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. Under normal terms and conditions, this may occur at the time of delivery to the customer's site or upon customer acceptance.

A sales rebate to certain distributors is provided based on the amount of purchases by the distributors and is recognized as a reduction of revenue based on each of the underlying revenue transactions that results in progress by the distributors toward earning the rebate.

Derivative financial instruments

The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the derivative financial instruments. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of other comprehensive income (loss) depending on whether the derivative financial instruments qualify for hedge accounting, and if so, whether they qualify as a fair value hedge or a cash flow hedge. Changes in the fair value of derivative financial instruments accounted for as a fair value hedge are recorded in income along with the portion of the change in the fair value of the hedged item that relates to the hedged risk. Changes in the fair value of derivative financial instruments accounted for as a cash flow hedge, to the extent they are effective as a hedge, are recorded in other comprehensive income (loss), net of tax. Amounts recorded to other comprehensive income (loss) are reclassified into earnings when the hedged transaction effects earnings or is probable of not occurring. Changes in the fair value of derivative financial instruments not qualifying as a hedge are reported in income.

Securitization of receivables

The Company has several securitization programs under which certain trade receivables are sold, without recourse, to Special Purpose Entities ("SPEs") and others. In certain securitizations, the Company has retained a subordinated interest.

When the Company sells the receivables in a securitization transaction, the carrying value of the receivables is allocated to the portion retained and the portion sold, based on their relative fair value at the sale date. Gain or loss on the sale of the receivables is calculated based on the allocated carrying value of the receivables sold. Retained interests are initially recorded at the allocated carrying value of the receivables and are periodically reviewed for impairment. The Company generally estimates fair value based on the present value of future expected cash flows using certain assumptions; credit losses and discount rates commensurate with the risks involved.

Asset Retirement Obligations

Asset retirement obligations are legal obligations associated with the retirement of long-lived assets. The Company recognizes the fair value of asset retirement obligations as a liability when a reasonable estimate can be made and the related asset retirement cost is capitalized as part of the carrying amount of the related asset. The asset retirement cost is depreciated over the estimated useful life of the related asset. Subsequent to initial recognition, the Company records changes in the asset retirement obligations resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows at the end of each period.

Reclassifications

Certain amounts in the consolidated financial statements for the years ended March 31, 2005 and 2006 have been reclassified to conform to the 2007 presentation.

New Accounting Standards

In June 2006, the Financial Accounting Standards Board ("FASB") issued the interpretation No. 48, "*Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, Accounting for income taxes*" ("FIN 48"). FIN 48 clarifies that the accounting for uncertainty in income taxes recognized in consolidated financial statements and prescribes recognition and measurement of a tax position. This also clarifies guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and the Company will adopt this interpretation in the fiscal year beginning April 1, 2007. The Company is currently evaluating the effect that the adoption of FIN 48 will have on its financial conditions and the result of operations.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and the Company will adopt SFAS No. 157 effective April 1, 2008. The Company is currently evaluating the effect that the adoption of SFAS No. 157 will have on its financial conditions and the result of operations.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)* ("SFAS No. 158"). SFAS No. 158 requires plan sponsors recognize the funded status of defined benefit pension and other postretirement plans in their balance sheet and measure the fair value of plan assets and benefit obligations as of the date of the fiscal year end balance sheet. SFAS No. 158 also requires additional information to disclose in the notes to financial statements. On March 31, 2007, the Company adopted SFAS No. 158. The adoption of the change in the measurement date provisions of SFAS No. 158 is not applicable as the Company already uses a measurement date of March 31 for the majority of its plans. See Note 8 for further details of the effect of adopting SFAS No. 158 on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* ("SFAS No. 159"). SFAS No. 159 permits companies to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected shall be recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and the Company will adopt SFAS No. 159 effective April 1, 2008. The Company is currently evaluating the effect that the adoption of SFAS No. 159 will have on its financial conditions and the result of operations.

3. U.S. Dollar Amounts

U.S. dollar amounts are included solely for the convenience of the readers of the consolidated financial statements. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars.

A rate of ¥118=U.S.$1, the approximate current rate at March 31, 2007, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4. Investments

The summary of marketable equity securities at March 31, 2006 and 2007 which were classified as available-for-sale was as follows:

	Millions of yen			
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
March 31, 2006	¥4,231	¥9,670	—	¥13,901
March 31, 2007	**1,933**	**4,064**	**—**	**5,997**

	Thousands of U.S. dollars			
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
March 31, 2007	**$16,381**	**$34,441**	**—**	**$50,822**

Proceeds from sales of available-for-sale securities were ¥150 million, ¥395 million and ¥8,681 million ($73,568 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively. Gross realized gains were ¥112 million, ¥54 million and ¥6,383 million ($54,093 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively. Gross realized losses, including impairments, were ¥488 million and ¥232 million for the years ended March 31, 2005 and 2006, respectively.

Investments in equity securities, included in investments, other, with an aggregate carrying amount of ¥1,277 million and ¥261 million ($2,212 thousand) at March 31, 2006 and 2007, respectively, consist of numerous investments in securities of non-public companies. These investments were not evaluated for impairment at March 31, 2006 and 2007, respectively, because the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments. The Company recognized other-than-temporary impairment losses on investments in securities of non public companies of ¥163 million, ¥221 million and ¥994 million ($8,424 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

The Company's investment in affiliated companies accounted for by the equity method together with a percentage of the Company's ownership of common stock at March 31, 2007 is Adcore-tech Co., Ltd. (11.7%). Since Adcore-tech Co., Ltd. is a corporate joint venture, the Company accounts for the investment by the equity method.

5. Inventories

Inventories at March 31, 2006 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
March 31	2006	**2007**	**2007**
Finished products	¥18,406	**¥22,750**	**$192,796**
Work in process and semifinished components	36,472	**40,916**	**346,746**
Raw materials and purchased components	17,647	**18,907**	**160,229**
	¥72,525	**¥82,573**	**$699,771**

6. License Fees and Other Intangibles

Intangible assets acquired during the year ended March 31, 2007 totaled ¥2,121 million ($17,975 thousand), which are subject to amortization and primarily consist of license fees of ¥1,737 million ($14,720 thousand). The weighted-average amortization period for license fees is approximately 5 years.

License fees and other intangibles subject to amortization at March 31, 2006 and 2007 consisted of the following:

	Millions of yen				Thousands of U.S. dollars	
	2006		**2007**		**2007**	
March 31	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
License fees	¥13,732	¥(4,443)	**¥14,935**	**¥ (7,773)**	**$126,568**	**$(65,873)**
Other	6,602	(4,295)	**4,965**	**(2,770)**	**42,076**	**(23,474)**
	¥20,334	¥(8,738)	**¥19,900**	**¥(10,543)**	**$168,644**	**$(89,347)**

The aggregate amortization expense for the years ended March 31, 2005, 2006 and 2007 was ¥4,403 million, ¥5,560 million and ¥4,352 million ($36,881 thousand), respectively. The estimated amortization expense for the next five years is as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥4,117	$34,890
2009	2,286	19,373
2010	1,205	10,212
2011	576	4,881
2012	306	2,593

Intangibles with indefinite useful lives at March 31, 2006 and 2007 were insignificant.

7. Short-Term Borrowings and Long-Term Debt

Short-term borrowings at March 31, 2006 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2006	**2007**	**2007**
Unsecured loans, principally from banks, including bank overdrafts (average interest rate of 2.43% in 2006 and 2.51% in 2007)	¥7,201	**¥3,609**	**$30,585**

At March 31, 2007, the Company had unused lines of credit for short-term financing aggregating ¥20,000 million ($169,492 thousand) subject to an annual renewal with commitment fees on the unused portion of 0.15% and ¥14,208 million ($120,407 thousand) with no commitment fees generally with maturities within one year.

Long-term debt at March 31, 2006 and 2007 was as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2006	**2007**	**2007**
Loans, principally from banks and insurance companies, due through 2008, with interest rates of 0.72% to 5.00% at March 31, 2006 and with interest rates of 0.85% to 5.00% at March 31, 2007:			
Secured	¥ 221	**¥ 41**	**$ 347**
Unsecured	23,435	**16,507**	**139,890**
Zero coupon unsecured yen convertible bonds due 2011, convertible currently at ¥9,860 for one common share, redeemable before maturity date	110,000	**110,000**	**932,203**
	133,656	**126,548**	**1,072,440**
Less – portion due within one year	(6,471)	**(15,914)**	**(134,864)**
	¥127,185	**¥110,634**	**$ 937,576**

The convertible bonds are contingently convertible based on market price. The conversion prices of the convertible bonds are subject to adjustment if there is a share split or consolidation of shares, or, in certain circumstances, if new shares are issued at a price less than the current quoted market price. In addition, the bonds carry a call option that gives the Company the right to call the bonds at the principal amount after May 27, 2008, if the Company's stock price is 130% or more of the conversion price for 30 consecutive trading days.

The Company is required to repay certain unsecured loans, the balance of which was ¥15,000 million ($127,119 thousand) at March 31, 2007, if; net assets fall below ¥150,000 million ($1,271,186 thousand), operating cash flow in the consolidated statements of cash flows would be negative for two consecutive half year periods, or NEC's ownership interest in NEC Electronics Corporation falls to 50% or less or NEC Electronics Corporation no longer is a consolidated subsidiary of NEC. None of the above had occurred as of March 31, 2007.

Property, plant and equipment with a net book value of ¥5,932 million ($50,271 thousand) was pledged as security for certain long-term debt at March 31, 2007.

The Company has agreements with its banks to the effect that, with respect to all present or future loans with such banks, the Company shall provide collateral (including sums on deposit with such banks) or guarantors immediately upon the bank's request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all indebtedness to such banks.

At March 31, 2007, annual maturities on long-term debt during the next five years are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥ 15,914	$134,864
2009	634	5,373
2010	—	—
2011	—	—
2012	110,000	932,203

8. Pension and Severance Plans

NEC Electronics Corporation and domestic subsidiaries have severance indemnity plans and non-contributory defined benefit pension plans, including cash balance pension plans. NEC Electronics Corporation and certain domestic subsidiaries previously had contributory defined benefit pension plans that included a governmental welfare component which would otherwise be provided by the Japanese government.

Effective November 1, 2002, in connection with the corporation separation, the Company assumed responsibility for pension and severance benefits for its active employees as of that date, located in Japan, related to the severance indemnity plans and contributory defined benefit pension plans. The related plan assets remained with the trusteed fund associated with NEC's plans. In the consolidated financial statements, benefit obligations are based upon the participant data for the Company's employees. Plan assets were allocated based upon benefit obligations.

NEC Electronics Corporation and certain domestic subsidiaries have a "point-based benefits system," under which benefits are calculated based on accumulated points allocated to employees each year according to their job classification and their performance.

NEC Electronics Corporation and certain domestic subsidiaries have cash balance pension plans. Under the cash balance pension plans, each participant has an account which is credited yearly based on the current base rate of pay, their job classification and interest crediting rate calculated based on the market interest rate.

Most foreign subsidiaries have various retirement plans covering substantially all of their employees. These plans are mainly defined contribution plans and also defined benefit plans. The funding policy for the defined contribution plans is to annually contribute an amount equal to a certain percentage of the participant's annual salary.

The Company adopted SFAS No. 158 effective March 31, 2007. The Company recognizes the difference between projected benefit obligations and fair value of plan assets in the consolidated balance sheet. The Company also recognizes as a component of other comprehensive income, net of tax, prior service costs and actuarial losses that arise during the period but are not recognized as components of net periodic benefit cost.

The incremental effects of applying SFAS No. 158 on the Company's consolidated balance sheet at March 31, 2007 are as follows:

	Millions of yen		
	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Other Assets, Deferred tax assets	**¥ 3,780**	**¥ 112**	**¥ 3,892**
Accrued pension and severance costs	**(71,161)**	**(374)**	**(71,535)**
Accumulated other comprehensive income (loss)	**15,675**	**262**	**15,937**

	Thousands of U.S. dollars		
	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Other Assets, Deferred tax assets	**$ 32,034**	**$ 949**	**$ 32,983**
Accrued pension and severance costs	**(603,059)**	**(3,170)**	**(606,229)**
Accumulated other comprehensive income (loss)	**132,839**	**2,220**	**135,059**

March 31 is the measurement date for the determination of the Company's benefit obligation for the majority of its plans. Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets were as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2006	**2007**	**2007**
Change in benefit obligations:			
Benefit obligations at beginning of year	¥132,343	**¥137,670**	**$1,166,695**
Service cost	7,363	**7,015**	**59,449**
Interest cost	3,243	**3,441**	**29,161**
Actuarial loss	1,390	**972**	**8,237**
Benefits paid	(3,500)	**(4,715)**	**(39,958)**
Plan amendment	(3,169)	**—**	**—**
Benefit obligations at end of year	137,670	**144,383**	**1,223,584**
Change in plan assets:			
Fair value of plan assets at beginning of year	53,879	**61,571**	**521,788**
Actual return on plan assets	1,369	**184**	**1,559**
Employer's contributions	7,479	**12,760**	**108,136**
Benefits paid	(1,156)	**(1,504)**	**(12,746)**
Fair value of plan assets at end of year	61,571	**73,011**	**618,737**
Funded status	¥ (76,099)	**¥ (71,372)**	**$ (604,847)**

During the year ended March 31, 2007, as part of employer's contributions, the Company contributed certain marketable equity securities to an employee retirement benefit trust. The securities held in the trust are qualified as plan assets. The fair value of these securities at the time of contribution was ¥5,021 million ($42,551 thousand). Upon contribution of these available-for-sale securities, a gross unrealized gain of ¥3,550 million ($30,085 thousand) was recognized in the consolidated statements of operations for the year ended March 31, 2007.

Amounts recognized on the consolidated balance sheet as of March 31, 2006 were as follows:

	Millions of yen
Funded status	¥ (76,099)
Unrecognized prior service cost*	(23,917)
Unrecognized actuarial loss*	45,708
Net amounts recognized	(54,308)
Amounts recognized in the consolidated balance sheet consist of:	
Accrued pension and severance costs	(75,761)
Accumulated other comprehensive (income) loss, before tax	21,453
Net amounts recognized	¥ (54,308)

(*) Unrecognized prior service cost and actuarial loss are amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan, which is 17 years for the years ended March 31, 2006.

Amounts recognized on the consolidated balance sheet as of March 31, 2007 were as follows:

	Millions of yen	Thousands of U.S. dollars
Amounts recorded to accumulated other comprehensive (income) loss, before tax	**¥ 23,200**	**$ 196,610**
Prior service cost*	**(22,155)**	**(187,754)**
Actuarial loss*	**45,355**	**384,364**
Amounts recognized in the consolidated balance sheet consist of:		
Other assets	**163**	**1,382**
Accrued pension and severance costs	**(71,535)**	**(606,229)**
Net amounts recognized	**¥(71,372)**	**$(604,847)**

(*) Unrecognized prior service cost and actuarial loss are amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan, which is 16 years for the year ended March 31, 2007.

The accumulated benefit obligations for all defined benefit pension plans was ¥137,332 million and ¥144,009 million ($1,220,415 thousand) as of March 31, 2006 and 2007, respectively.

The projected benefit obligations and the fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at March 31, 2006 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2006	**2007**	**2007**
Plans with projected benefit obligations in excess of plan assets:			
Projected benefit obligations	¥137,670	**¥142,277**	**$1,205,737**
Fair value of plan assets	61,571	**70,742**	**599,508**
Plans with accumulated benefit obligations in excess of plan assets:			
Accumulated benefit obligations	137,332	**141,903**	**1,202,567**
Fair value of plan assets	61,571	**70,742**	**599,508**

The weighted-average assumptions used to determine benefit obligations at March 31, 2006 and 2007 were as follows:

March 31	2006	**2007**
Discount rate	2.5%	**2.5%**
Rate of increase in future compensation level	1.7% – 3.8%	**2.4% – 3.8%**

The weighted-average assumptions used to determine net pension and severance cost for the years ended March 31, 2005, 2006 and 2007 were as follows:

Year ended March 31	2005	2006	**2007**
Discount rate	2.5%	2.5%	**2.5%**
Rate of increase in future compensation level	1.7% – 3.8%	1.7% – 3.8%	**2.4% – 3.8%**
Expected long-term rate of return on plan assets	2.5%	2.5%	**2.5%**

The basis for determining the long-term rate of return on assets is a combination of historical returns and prospective return assumptions derived from a combination of research and industry forecast.

The allocation for the plan assets at March 31, 2006 and 2007 was as follows:

March 31	2006	**2007**
Asset category		
Equity securities	41%	**37%**
Debt securities	36%	**26%**
Short term investments	23%	**13%**
Others	—	**24%**

Target allocation of equity securities, debt securities short term investments and others is 35%, 30%, 10% and 25%, respectively.

The Company's objective is to secure the required long-term total returns, while taking allowable risks, to ensure the payment of pension benefits, lump sum benefits at death, and other lump sum benefits to participants and annuitants, etc. in the future. The fund seeks to achieve the long-term investment returns that exceed the expected interest rate, which is required for the cash balance pension plan adopted by the Company.

To achieve the investment objective of the plan assets, the fund shall strive to select appropriate assets for the eligible investment, establish the asset allocation policy, which is the optimum combination of assets for the future in consideration of the expected rate of return and risk, etc. thereof, and maintain the asset allocation through rebalancing, etc. Such asset allocation policy is established from a medium-to-long term view of three to five years. The asset allocation policy is reviewed as necessary where the conditions thereof changed from the time of establishment of the asset allocation policy.

Components of net pension and severance cost for all defined benefit plans including both the Company's and the employees' contributory portion of such plans for the years ended March 31, 2005, 2006 and 2007 were as follows:

			Millions of yen	Thousands of U.S. dollars
Year ended March 31	2005	2006	**2007**	**2007**
Service cost	¥ 6,987	¥ 7,363	**¥ 7,015**	**$ 59,449**
Interest cost	3,333	3,243	**3,441**	**29,161**
Expected return on plan assets	(1,200)	(1,426)	**(1,679)**	**(14,229)**
Amortization of unrecognized prior service cost	(1,759)	(1,746)	**(1,762)**	**(14,932)**
Amortization of actuarial loss	3,734	3,200	**2,820**	**23,899**
Amortization of unrecognized net obligation at April 1, 1989 being recognized over 17 years	261	261	**—**	**—**
Net pension and severance cost for all defined benefit plans	¥11,356	¥10,895	**¥ 9,835**	**$ 83,348**

The estimated amounts of prior service cost and actuarial loss included in accumulated other comprehensive (income) loss at March 31, 2007, that are expected to be amortized into net periodic benefit cost over the next year are ¥1,800 million ($15,254 thousand) and ¥2,800 million ($23,729 thousand), respectively.

The total cost for all defined benefit and defined contribution plans was as follows:

			Millions of yen	Thousands of U.S. dollars
Year ended March 31	2005	2006	**2007**	**2007**
Net pension and severance cost for all defined benefit plans	¥11,356	¥10,895	**¥ 9,835**	**$83,348**
Cost for defined contribution plans	704	975	**875**	**7,415**
Total cost for all defined benefit and defined contribution plans	¥12,060	¥11,870	**¥10,710**	**$90,763**

The Company also contributes to multiemployer plans. The amount of contributions to multiemployer plans for the years ended March 31, 2005, 2006 and 2007 were ¥86 million, ¥90 million, and ¥220 million ($1,864 thousand), respectively. The costs for multiemployer plans were increased for the year ended March 31, 2007 to improve the funded status of the plan.

The Company expects to contribute approximately ¥7,800 million ($66,102 thousand) to its pension plans in fiscal year ending March 31, 2008.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥ 4,700	$ 39,831
2009	5,400	45,763
2010	5,600	47,458
2011	5,200	44,068
2012	5,000	42,373
2013 – 2017	27,700	234,746

9. Income Taxes

The components of income (loss) before income taxes and the provision for income taxes were as follows:

	Millions of yen			Thousands of U.S. dollars
Year ended March 31	2005	2006	**2007**	**2007**
Income (loss) before income taxes:				
NEC Electronics Corporation and domestic subsidiaries	¥ 8,864	¥(54,165)	**¥(42,547)**	**$(360,568)**
Foreign subsidiaries	17,545	11,779	**7,172**	**60,780**
	¥26,409	¥(42,386)	**¥(35,375)**	**$(299,788)**
Provision for income taxes:				
Current:				
NEC Electronics Corporation and domestic subsidiaries	¥ 7,461	¥ 3,732	**¥ 453**	**$ 3,839**
Foreign subsidiaries	2,869	5,797	**1,654**	**14,017**
	10,330	9,529	**2,107**	**17,856**
Deferred:				
NEC Electronics Corporation and domestic subsidiaries	(1,330)	50,186	**3,962**	**33,576**
Foreign subsidiaries	1,714	(3,549)	**(964)**	**(8,169)**
	384	46,637	**2,998**	**25,407**
	¥10,714	¥ 56,166	**¥ 5,105**	**$ 43,263**

The Company is subject to a number of different income taxes which, in the aggregate, result in a statutory tax rate in Japan of approximately 40.5% for the years ended March 31, 2005, 2006 and 2007. A reconciliation between the reported total income tax provision and the amount computed by multiplying the income (loss) before income taxes by the statutory tax rate was as follows:

	Millions of yen			Thousands of U.S. dollars
Year ended March 31	2005	2006	**2007**	**2007**
Expected tax provision (benefit)	¥10,696	¥(17,166)	**¥(14,327)**	**$(121,415)**
Increase in taxes resulting from:				
Changes in valuation allowance	(1,209)	72,976	**19,043**	**161,381**
International tax rate differences	(392)	834	**770**	**6,525**
Tax credit for research and development	(373)	—	**—**	**—**
Undistributed earnings of foreign subsidiaries	(271)	(381)	**12**	**102**
Non-deductible expenses for tax purposes	1,503	259	**223**	**1,890**
Other	760	(356)	**(616)**	**(5,220)**
Income tax provision	¥10,714	¥ 56,166	**¥ 5,105**	**$ 43,263**

The significant components of deferred tax assets and liabilities at March 31, 2006 and 2007 were as follows:

March 31	Millions of yen 2006	Millions of yen 2007	Thousands of U.S. dollars 2007
Deferred tax assets:			
Accrued pension and severance costs	¥ 29,844	**¥ 30,160**	**$ 255,593**
Research and development costs	11,728	**12,637**	**107,093**
Accrued bonus	5,812	**5,304**	**44,949**
Investments	2,073	**3,131**	**26,534**
Inventories	3,464	**4,597**	**38,958**
Operating loss carryforwards	24,760	**36,124**	**306,136**
Other	11,475	**15,262**	**129,339**
	89,156	**107,215**	**908,602**
Less – valuation allowance	(74,555)	**(95,499)**	**(809,314)**
Total	¥ 14,601	**¥ 11,716**	**$ 99,288**
Deferred tax liabilities:			
Tax deductible reserves	¥ 7,948	**¥ 2,420**	**$ 20,509**
Marketable securities	3,916	**1,646**	**13,949**
Tax on undistributed earnings	3,566	**5,589**	**47,364**
Gain on securities contributed to employee retirement benefit trust	—	**1,438**	**12,186**
Other	813	**796**	**6,746**
Total	¥ 16,243	**¥ 11,889**	**$ 100,754**

The valuation allowance is primarily related to deferred tax assets of NEC Electronics Corporation and its domestic subsidiaries for which there is uncertainty regarding realization. The net changes in the total valuation allowance for the year ended March 31, 2005 was a decrease of ¥1,369 million. For the years ended March 31, 2006 and 2007, the net changes in the total valuation allowance were an increase of ¥70,838 million and ¥20,944 million ($177,492 thousand), respectively.

The tax benefits of operating loss carryforwards utilized for the years ended March 31, 2005, 2006 and 2007 were ¥6,504 million, ¥3,891 million, and ¥2,931 million ($24,839 thousand), respectively.

At March 31, 2007, the Company had operating loss carryforwards amounting to ¥113,630 million ($962,966 thousand) of which ¥102,171 million ($865,856 thousand) relate to NEC Electronics Corporation and its domestic subsidiaries, and will expire during the period from 2013 through 2014. The remainder of ¥11,459 million ($97,110 thousand) relates to foreign subsidiaries with no expiration date.

10. Shareholders' Equity

(1) Retained earnings

The Japanese Company Law provides that an amount equal to 10% of distributions from retained earnings paid by NEC Electronics Corporation and domestic subsidiaries be appropriated as a legal reserve. No further appropriation is required when the total amount of additional paid-in capital and the legal reserve equals 25% of the stated capital. The Japanese Company Law also provides that the additional paid-in capital and the legal reserve are available for appropriations by the resolution of the shareholders.

The amount of retained earnings available for dividends under the Japanese Company Law is calculated based on the amount recorded in NEC Electronics Corporation's financial information prepared in accordance with generally accepted accounting principles in Japan. The amount was ¥158,700 million ($1,344,915 thousand) as of March 31, 2007.

At the June 27, 2006 shareholders' meeting of NEC Electronics Corporation, the shareholders approved a proposal to reclassify additional paid-in capital in the amount of ¥84,618 million ($717,102 thousand) to eliminate for the accumulated deficit under the former Japanese Commercial Code. Such adjustment was not recorded for purpose of accounting principles generally accepted in the United States of America, because it did not meet all of the requirements associated with accounting for quasi-reorganizations.

(2) Other comprehensive income (loss)

Change in accumulated other comprehensive income (loss) was as follows:

			Millions of yen	Thousands of U.S. dollars
Year ended March 31	2005	2006	**2007**	**2007**
Foreign currency translation adjustments:				
Balance at beginning of year	¥ 1,696	¥ 2,956	**¥ 7,713**	**$ 65,363**
Change in the current period	1,260	4,757	**2,789**	**23,636**
Balance at end of year	¥ 2,956	¥ 7,713	**¥ 10,502**	**$ 88,999**
Minimum pension liability adjustment:				
Balance at beginning of year	¥(21,831)	¥(16,040)	**¥(14,797)**	**$(125,398)**
Change in the current period	5,791	1,243	**(878)**	**(7,441)**
Adjustment to initially apply SFAS No. 158	—	—	**15,675**	**132,839**
Balance at end of year	¥(16,040)	¥(14,797)	**¥ —**	**$ —**
Unrealized gains (losses) on marketable securities:				
Balance at beginning of year	¥ 2,957	¥ 3,450	**¥ 5,754**	**$ 48,763**
Change in the current period	493	2,304	**(3,336)**	**(28,271)**
Balance at end of year	¥ 3,450	¥ 5,754	**¥ 2,418**	**$ 20,492**
Unrealized gains (losses) on derivative financial instruments:				
Balance at beginning of year	¥ 31	¥ 26	**¥ (12)**	**$ (102)**
Change in the current period	(5)	(38)	**12**	**102**
Balance at end of year	¥ 26	¥ (12)	**¥ —**	**$ —**
Pension liability adjustment:				
Adjustment to initially apply SFAS No. 158	¥ —	¥ —	**¥(15,937)**	**$(135,059)**
Balance at end of year	¥ —	¥ —	**¥(15,937)**	**$(135,059)**
Total accumulated other comprehensive income (loss):				
Balance at beginning of year	¥(17,147)	¥ (9,608)	**¥ (1,342)**	**$ (11,374)**
Change in the current period	7,539	8,266	**(1,413)**	**(11,974)**
Adjustment to initially apply SFAS No. 158	—	—	**(262)**	**(2,220)**
Balance at end of year	¥ (9,608)	¥ (1,342)	**¥ (3,017)**	**$ (25,568)**

The tax effect allocated to the change in each component of other comprehensive income (loss) was as follows:

			Millions of yen
Year ended March 31	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2005:			
Foreign currency translation adjustments	¥1,260	¥ —	¥1,260
Minimum pension liability adjustment	7,713	(1,922)	5,791
Unrealized gains (losses) on marketable securities:			
Unrealized holding gains arising during period	454	(184)	270
Less: reclassification adjustments for losses realized in net income (loss)	376	(153)	223
Unrealized gains (losses) on derivative financial instruments:			
Net changes in fair value of derivative financial instruments	(75)	27	(48)
Less: reclassification adjustments for losses realized in net income (loss)	67	(24)	43
Other comprehensive income (loss)	¥9,795	¥(2,256)	¥7,539

Year ended March 31	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	Millions of yen		
2006:			
Foreign currency translation adjustments	¥ 4,757	¥ —	¥ 4,757
Minimum pension liability adjustment	1,565	(322)	1,243
Unrealized gains (losses) on marketable securities:			
Unrealized holding gains arising during period	3,694	(1,496)	2,198
Less: reclassification adjustments for losses realized in net income (loss)	178	(72)	106
Unrealized gains (losses) on derivative financial instruments:			
Net changes in fair value of derivative financial instruments	30	(11)	19
Less: reclassification adjustments for gains realized in net income (loss)	(89)	32	(57)
Other comprehensive income (loss)	¥10,135	¥(1,869)	¥ 8,266
2007:			
Foreign currency translation adjustments	**¥ 2,789**	**¥ —**	**¥ 2,789**
Minimum pension liability adjustment	**(1,373)**	**495**	**(878)**
Unrealized gains (losses) on marketable securities:			
Unrealized holding gains arising during period	**730**	**(296)**	**434**
Less: reclassification adjustments for gains realized in net income (loss)	**(6,336)**	**2,566**	**(3,770)**
Unrealized gains (losses) on derivative financial instruments:			
Net changes in fair value of derivative financial instruments	**17**	**(6)**	**11**
Less: reclassification adjustments for losses realized in net income (loss)	**2**	**(1)**	**1**
Other comprehensive income (loss)	**¥(4,171)**	**¥ 2,758**	**¥(1,413)**

Year ended March 31	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	Thousands of U.S. dollars		
2007:			
Foreign currency translation adjustments	**$ 23,636**	**$ —**	**$ 23,636**
Minimum pension liability adjustment	**(11,636)**	**4,195**	**(7,441)**
Unrealized gains (losses) on marketable securities:			
Unrealized holding gains arising during period	**6,186**	**(2,508)**	**3,678**
Less: reclassification adjustments for gains realized in net income (loss)	**(53,695)**	**21,746**	**(31,949)**
Unrealized gains (losses) on derivative financial instruments:			
Net changes in fair value of derivative financial instruments	**144**	**(51)**	**93**
Less: reclassification adjustments for losses realized in net income (loss)	**17**	**(8)**	**9**
Other comprehensive income (loss)	**$(35,348)**	**$23,374**	**$(11,974)**

11. Stock Compensation Plan

The Company has several Plans approved by the shareholders under which options were granted to directors, corporate officers and certain upper-level employees to purchase shares of common stock. In principle, the options will be vested after two years from the date of grant under the condition that option holders will be employed by the Company at the date of exercising the option.

The terms of the options are subject to adjustment if there is a share split or consolidation of shares. The Plans provide that options generally lapse automatically at termination of service before the exercise date and generally remain exercisable for one year after termination of service during the exercise period.

The options granted during the year ended March 31, 2007 are exercisable over a period of four years commencing two years after the date of grant.

The stock option activity for the year ended March 31, 2007 was as follows:

Year ended March 31, 2007	Number of shares	Weighted-average exercise price		Weighted-average remaining contractual term	Aggregate intrinsic value	
	Shares	Yen	U.S. dollars	Years	Millions of yen	Thousands of U.S. dollars
Outstanding at beginning of year	—	—	—			
Granted	**75,000**	**¥3,927**	**$33.28**			
Excised	—	—	—			
Forfeited	—	—	—			
Expired	—	—	—			
Outstanding at end of year	**75,000**	**3,927**	**33.28**	**5.3**	—	—
Vested and expected to vest at end of year	**72,150**	**3,927**	**33.28**	**5.3**	—	—
Exercisable at end of year	—	—	—	—	—	—

The options granted on or before March 31, 2006 were vested under the condition that the Company achieves certain targets and are exercisable over a period of two years commencing two years after the date of grant. All of the stock options which were granted during the years ended March 31, 2005 and 2006 have expired at the end of the fiscal year because the performance target was not achieved.

The stock option activity for the year ended March 31, 2007, for stocks granted on or before March 31, 2006, was as follows:

Year ended March 31, 2007	Number of shares	Weighted-average exercise price		Weighted-average remaining contractual term	Aggregate intrinsic value	
	Shares	Yen	U.S. dollars	Years	Millions of yen	Thousands of U.S. dollars
Outstanding at beginning of year	**291,500**	**¥8,990**	**$76.19**			
Granted	—	—	—			
Excised	—	—	—			
Forfeited	—	—	—			
Expired	**(59,500)**	**8,990**	**76.19**			
Outstanding at end of year	**232,000**	**8,990**	**76.19**	**0.5**	—	—
Vested and expected to vest at end of year	**232,000**	**8,990**	**76.19**	**0.5**	—	—
Exercisable at end of year	**232,000**	**8,990**	**76.19**	**0.5**	—	—

The weighted-average fair value per option at the date of grant during the years ended March 31, 2005, 2006 and 2007 was ¥1,885, ¥875 and ¥937 ($7.94), respectively. The compensation expense is based on the grant-date fair value estimated. The fair value of options granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions. The fair value of options granted on or before March 31, 2006 is calculated in a similar manner.

Year ended March 31	2005	2006	2007
Expected life	3 years	3 years	**4 years**
Expected volatility	46.80%	42.30%	**39.40%**
Expected dividend	0.31%	0.47%	**0.22%**
Risk-free interest rate	0.34%	0.16%	**1.09%**

The expected life is calculated by the simplified method using vesting term and contractual term of the options. The computation of expected volatility is based on the historical volatility of the Company's stock. The computation of risk-free interest rate is based on the long-term rate of return on Japanese Government Bonds.

The Company recognized ¥468 million, ¥203 million and ¥25 million ($212 thousand) of compensation expense for the years ended March 31, 2005, 2006 and 2007, respectively. As of March 31, 2007, approximately ¥43 million ($364 thousand) of total unrecognized compensation expense related to stock options is expected to be recognized on the straight-line method over 1.3 years.

12. Net Income (Loss) Per Share

A reconciliation of the denominators of the basic and diluted per share computations for net income (loss) was as follows:

			Millions of yen	Thousands of U.S. dollars
Year ended March 31	2005	2006	**2007**	**2007**
Net income (loss)	¥16,031	¥(98,198)	**¥(41,500)**	**$(351,695)**

	2005	2006	**2007**
Year ended March 31			Number of shares
Weighted-average number of shares of common stock outstanding	123,499,336	123,499,052	**123,498,823**
Effect of dilutive securities:			
Convertible bonds	9,761,588	—	—
Weighted-average number of shares of diluted common stock outstanding	133,260,924	123,499,052	**123,498,823**

			Yen	U.S. dollars
Year ended March 31	2005	2006	**2007**	**2007**
Net income (loss) per share				
Basic	¥129.81	¥(795.13)	**¥(336.04)**	**$(2.85)**
Diluted	120.30	(795.13)	**(336.04)**	**(2.85)**

Certain stock options and convertible bonds are not included in the computation of diluted net income (loss) per share for the periods presented since the inclusion would be antidilutive. The number of shares with the potential to have a dilutive effect on net income (loss) per share in the future is as follows:

	2005	2006	**2007**
Year ended March 31			Number of shares
Convertible bonds	—	11,156,100	**11,156,100**
Stock options	302,500	291,500	**307,000**

13. Related Parties

In the normal course of business, the Company purchases components, supplies, and services from and sells its products to NEC and NEC's affiliates. The Company purchases and leases machinery and equipment from NEC and NEC's affiliates. The Company accesses NEC's laboratories and utilizes NEC's research on fundamental technologies. NEC allocates any expenses related to such basic research for each period. NEC Logistics, Ltd., a wholly owned subsidiary of NEC, provides the Company with its logistics services, including packing, coordination of product transportation, and inventory management, and charges a fee. NEC manages financing activities geographically through its financing subsidiaries. When the Company had an excess of funds, it provided the funds to NEC's financing subsidiaries and received interest of 0.66% ~ 3.75%, 1.75% ~ 4.50% and 2.25% ~ 5.09% for the years ended March 31, 2005, 2006 and 2007, respectively. The funds provided are included in loans receivable from related party. The Company has entered into a multi year agreement with NEC under which NEC serves as prime contractor for the implementation of the Company's new global information management system. At March 31, 2006 and 2007, ¥18,799 million and ¥16,335 million ($138,432 thousand) of software and hardware were included in property, plant and equipment, respectively, and ¥1,947 million, ¥2,833 million and ¥2,277 million ($19,297 thousand) of expenses related to the implementation of the system have been charged to income for the years ended March 31, 2005, 2006 and 2007, respectively. NEC has granted the Company the right to use the letters "NEC" as part of its trade name and to use the "NEC" mark as its trademark and corporate mark pursuant to a brand name license agreement. In this connection, NEC charges a brand fee to the Company based on a percentage of sales. In addition, NEC Electronics Corporation has forward exchange contracts with NEC. NEC has also provided advertising and other administrative services to the Company. The accompanying consolidated statements of operations included the expenses related to these services. The Company purchased certain machinery and equipment from a subsidiary of NEC for the year ended March 31, 2006. Since this purchase was a transaction among entities under common control, the Company accounted for this transaction as capital transaction, and recorded a decrease of ¥1,974 million in additional paid-in capital. As discussed in Note 1, NEC's semiconductor business operations were transferred to the Company. Under the terms of the separation arrangements, any subsequent income tax benefits derived from the assets and liabilities relating to the general-purpose DRAM business (which were not transferred at the corporate separation) are reported as capital transactions. Accordingly, income tax benefits of ¥891 million and ¥6,092 million are reported as an increase of additional paid-in capital for the years ended March 31, 2005 and 2006, respectively.

As discussed in Note 19, the settlement fee for DRAM class actions and others, which were determined by the arrangement with NEC, were ¥1,638 million and ¥3,222 million ($27,305 thousand) for the years ended March 31, 2006 and 2007, respectively. And the Company paid these amounts to the claimants, or indirectly through NEC.

Transactions with related parties for the years ended March 31, 2005, 2006 and 2007 were as follows:

	Millions of yen		
Year ended March 31, 2005	NEC	NEC's affiliates	Total
Sales	¥ 9,590	¥64,236	¥73,826
Purchases of components, supplies, and services	3,056	70,760	73,816
Purchases of machinery and equipment	10,987	25,686	36,673
Shipping and handling cost	—	8,129	8,129
Lease payment	4,036	5,272	9,308
Research and development	8,665	6,579	15,244
Advertising cost	—	32	32
Brand fee	2,682	—	2,682
Other selling, general and administrative	8,840	10,648	19,488
Fees for forward exchange contracts	15	—	15
Interest income	—	48	48
Sublease rentals receipt	—	311	311

	Millions of yen		
Year ended March 31, 2006	NEC	NEC's affiliates	Total
Sales	¥7,201	¥54,231	¥61,432
Purchases of components, supplies, and services	3,824	59,113	62,937
Purchases of machinery and equipment	6,972	7,965	14,937
Shipping and handling cost	—	7,907	7,907
Lease payment	4,926	4,073	8,999
Research and development	6,318	8,730	15,048
Advertising cost	—	17	17
Brand fee	4,255	—	4,255
Other selling, general and administrative	9,165	10,390	19,555
Interest income	—	76	76
Sublease rentals receipt	—	231	231

Year ended March 31, 2007	NEC	NEC's affiliates	Total
			Millions of yen
Sales	**¥6,216**	**¥43,776**	**¥49,992**
Purchases of components, supplies, and services	**3,868**	**43,808**	**47,676**
Purchases of machinery and equipment	**3,456**	**6,328**	**9,784**
Shipping and handling cost	**—**	**9,783**	**9,783**
Lease payment	**5,175**	**3,323**	**8,498**
Research and development	**5,635**	**13,981**	**19,616**
Advertising cost	**—**	**12**	**12**
Brand fee	**4,620**	**—**	**4,620**
Other selling, general and administrative	**5,409**	**11,083**	**16,492**
Interest income	**—**	**114**	**114**
Sublease rentals receipt	**—**	**192**	**192**

Year ended March 31, 2007	NEC	NEC's affiliates	Total
			Thousands of U.S. dollars
Sales	**$52,678**	**$370,983**	**$423,661**
Purchases of components, supplies, and services	**32,780**	**371,254**	**404,034**
Purchases of machinery and equipment	**29,288**	**53,627**	**82,915**
Shipping and handling cost	**—**	**82,907**	**82,907**
Lease payment	**43,856**	**28,161**	**72,017**
Research and development	**47,754**	**118,483**	**166,237**
Advertising cost	**—**	**102**	**102**
Brand fee	**39,153**	**—**	**39,153**
Other selling, general and administrative	**45,839**	**93,924**	**139,763**
Interest income	**—**	**966**	**966**
Sublease rentals receipt	**—**	**1,627**	**1,627**

14. Financial Instruments

(1) Fair value of financial instruments

The carrying amounts of cash and cash equivalents, notes and accounts receivable, trade, loans receivable from related party, short-term borrowings, notes and accounts payable, trade, accounts payable, other and accrued expenses, accrued income taxes and other current assets and liabilities approximated fair value because of their short-term maturities. The carrying amounts and the estimated fair value of long-term debt, including current portion, forward exchange contracts and interest rate swap agreements at March 31, 2006 and 2007 were summarized as follows:

	Millions of yen				Thousands of U.S. dollars	
	2006		**2007**		**2007**	
March 31	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current portion	¥(133,656)	¥(119,273)	**¥(126,548)**	**¥(117,352)**	**$(1,072,440)**	**$(994,508)**
Forward exchange contracts	(428)	(428)	**157**	**157**	**1,331**	**1,331**
Interest rate swap agreements	(16)	(16)	**(13)**	**(13)**	**(110)**	**(110)**

The fair value of long-term debt is estimated using market quotes, or where market quotes are not available, using estimated discounted future cash flows. The carrying amounts and the estimated fair value of investments were disclosed in Note 4. The fair value of forward exchange contracts is estimated by obtaining quotes for futures contracts with similar maturities. The fair value of interest rate agreement is estimated based on estimated discounted net future cash flows.

(2) Derivative financial instruments

The Company utilizes derivative financial instruments to manage fluctuations in foreign currency exchange rates and interest rates. The Company has policies and procedures for risk management and the approval, reporting and monitoring of derivative financial instruments. The Company's policies prohibit holding or issuing derivative financial instruments for trading purposes.

Forward exchange contracts

NEC Electronics Corporation and its certain subsidiaries have forward exchange contracts with financing subsidiaries of NEC or financial institutions to offset the adverse impact of fluctuations in foreign currency exchange rates on assets and liabilities denominated in foreign currencies arising from the Company's operating activities. Such forward exchange contracts are not designated as hedging instruments under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and changes in fair value of forward exchange contracts are recognized in income, thereby effectively offsetting the remeasurement of the assets and liabilities denominated in foreign currencies. The related receivable or payable is included in other current assets or other current liabilities.

A certain subsidiary has entered into forward exchange contracts, which are designated as hedging instruments for forecasted transactions. Such forward exchange contracts are designated as a cash flow hedge and, accordingly, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and subsequently reclassified into earnings when the forecasted transactions effect earnings, and the ineffective portion of the gain or loss is reported in earnings immediately. At March 31, 2007, there are no forward exchange contracts qualifying as a cash flow hedge.

Interest rate swap agreements

The Company has entered into interest rate swap agreements to manage interest rate risk exposure associated with underlying debt. Certain interest rate swap agreements are designated as a fair value hedge. The interest rate swap agreements utilized by the Company effectively modify the Company's fixed-rate debt to a floating rate for the next year. The agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

There were no significant gains or losses on derivative financial instruments or portions thereof that were either ineffective as hedges, excluded from assessment of hedge effectiveness, or where the underlying risk did not occur for the years ended March 31, 2005, 2006 and 2007.

The counterparties to the Company's derivative transactions are financing subsidiaries of NEC or major financial institutions. As a normal business risk, the Company is exposed to credit loss in the event of nonperformance by the counterparties, however, the Company does not anticipate nonperformance by the counterparties to these agreements, and no material losses are expected.

15. Securitization of Receivables

The Company had several securitization programs under which certain trade receivables were sold, without recourse, to SPEs and others. In certain securitizations, the Company had retained a subordinated interest.

The Company serviced, administered and collected the securitized trade receivables on behalf of the SPEs and others and the costs and fees of servicing, administrating and collecting were not significant. For the years ended March 31, 2005 and 2006, the Company had recorded losses of ¥98 million and ¥18 million related to the securitization transactions.

Expected credit loss and discount rate used in measuring the fair value of retained interests at the sale date of the securitization transactions completed during the year ended March 31, 2005 and 2006 were as follows:

Year ended March 31	2005	2006
Expected credit loss	0.0%	0.0%
Discount rate	2.8%	4.9%

A summary of cash flows received from SPEs and others for all securitization activities that occurred in the years ended March 31, 2005 and 2006 was as follows:

	Millions of yen	
Year ended March 31	2005	2006
Proceeds from new securitization	¥56,699	¥37,734
Cash flows received on retained interests	10,690	8,283

16. Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses amounted to ¥1,075 million, ¥1,082 million and ¥944 million ($8,000 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

17. Restructuring Charges

During the year ended March 31, 2006, the Company announced a series of restructuring programs consisting closing a prototype line in Japan and a manufacturing plant in Ireland. As a result, the Company recognized restructuring charges of ¥1,683 million and ¥4,192 million ($35,525 thousand) for the years ended March 31, 2006 and 2007, respectively, and the cumulative amount incurred to March 31, 2007 is ¥5,875 million ($49,788 thousand). For the year ended March 31, 2006, the charges consisted of personnel costs of ¥1,010 million, accelerated depreciation of equipment of ¥669 million, and other costs of ¥4 million. For the year ended March 31, 2007, the charges consisted of personnel costs of ¥2,375 million ($20,127 thousand), accelerated depreciation of equipment of ¥1,258 million ($10,661 thousand), contract termination costs of ¥413 million ($3,500 thousand), and other costs of ¥146 million ($1,237 thousand). During the year ended March 31, 2006, the Company had paid other costs of ¥4 million. At March 31, 2006, personnel costs of ¥1,010 million were unpaid. During the year ended March 31, 2007, the Company had paid personnel costs of ¥3,385 million ($28,686 thousand), contract termination costs of ¥413 million ($3,500 thousand), and other costs of ¥47 million ($398 thousand). The Company had paid all of the restructuring costs by March 31, 2007.

18. Leasing Arrangements

The Company leases certain land, buildings, facilities and equipment for its own use.

The gross amounts of leased assets under capital lease which are leased from NEC, included in buildings, were ¥7,207 million ($61,076 thousand) at March 31, 2006 and 2007. Accumulated depreciation of the leased assets at March 31, 2006 and 2007 was ¥2,761 million and ¥3,090 million ($26,186 thousand), respectively. In addition, the gross amounts of leased assets under capital leases, the majority of which is from NEC Leasing Ltd., included in machinery and equipment, were ¥3,790 million and ¥3,121 million ($26,449 thousand) at March 31, 2006 and 2007, respectively. Accumulated depreciation of the leased assets at March 31, 2006 and 2007 was ¥1,701 million and ¥2,137 million ($18,110 thousand), respectively.

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments at March 31, 2007:

Year ending March 31:	Millions of yen	Thousands of U.S. dollars
2008	¥ 1,619	$ 13,721
2009	749	6,348
2010	525	4,449
2011	443	3,754
2012	329	2,788
2013 and thereafter	3,644	30,881
Total minimum lease payments	7,309	61,941
Less – amount representing interest	(1,436)	(12,169)
Present value of net minimum lease payments	5,873	49,772
Less – current obligation	(1,080)	(9,153)
Long-term lease obligation	¥ 4,793	$ 40,619

Rental expense under operating leases was ¥26,598 million, ¥34,798 million and ¥34,342 million ($291,034 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively. The rental expense for the years ended March 31, 2005, 2006 and 2007 included the rental expense of ¥8,416 million, ¥7,799 million and ¥7,425 million ($62,924 thousand) under operating leases with NEC's affiliates, respectively.

Sublease rentals received for the years ended March 31, 2005, 2006 and 2007 were ¥369 million, ¥363 million and ¥306 million ($2,593 thousand), respectively. The sublease rentals received for the years ended March 31, 2005, 2006 and 2007 included the sublease rentals received of ¥311 million, ¥231 million and ¥192 million ($1,627 thousand) with NEC's affiliates, respectively.

During the years ended March 31, 2005, 2006 and 2007, the Company executed sale and lease back agreements for certain machinery and equipment at their net book values. The proceeds were ¥44,480 million, ¥52,247 million and ¥38,555 million ($326,737 thousand), respectively, and the lease terms are all less than 5 years. The leases are being accounted for as operating leases.

Certain leases require additional payments based on production volume. Contingent rentals under the leasing agreements were ¥128 million, ¥4,875 million and ¥6,592 million ($55,864 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

The Company has several leasing agreements for machinery and equipment which are accounted for as operating leases. Certain of these lease agreements provide for purchase options or renewal options. In addition, under the leasing agreements, the Company is obligated to guarantee the residual value of machinery and equipment when the Company returns such machinery and equipment at the end of lease term. At March 31, 2007, the maximum amount of the recognized residual value guarantee was approximately ¥24,700 million ($209,322 thousand) and the lease term was one year to five years.

Future minimum rental payments pursuant to operating leases are as follows:

Year ending March 31:	Millions of yen	Thousands of U.S. dollars
2008	¥24,281	$205,771
2009	21,384	181,220
2010	18,674	158,254
2011	7,110	60,254
2012	2,810	23,814
2013 and thereafter	699	5,924

19. Commitments and Contingent Liabilities

Commitments outstanding at March 31, 2007 for the purchase of property, plant and equipment approximated ¥15,200 million ($128,814 thousand).

The Company conducts business activity on a global scale. Such business activities, from time to time, may involve legal actions, claims or other disputes. Although there are various matters pending at any one time, management is of the opinion that settlement of all such matters pending at March 31, 2007 would not have a material effect on the Company's financial position or results of operation, except for the following:

NEC Electronics America, Inc. has been named as one of the defendants in numerous class action civil antitrust lawsuits from direct purchasers (customers who had directly purchased DRAM from the Company in the past) seeking damages for alleged antitrust violations in the DRAM industry. Although these class action lawsuits are expected to be resolved by settlement, NEC Electronics America, Inc. is still in litigation, or in settlement negotiations along with NEC, with several customers who have opted out of such class action lawsuits. NEC Electronics America, Inc. has also been named as one of the defendants in numerous class action civil lawsuits from indirect purchasers (customers who had purchased products containing DRAM), as well as a number of antitrust lawsuits filed by the Attorneys General of numerous states in the U.S.

Additionally, the Company, together with NEC, is fully cooperating with the European Commission in its investigation of potential violations of European competition laws in the DRAM industry.

Furthermore, the Company is also subject to (1) investigations in connection with potential antitrust violations in the SRAM industry being conducted by the U.S. Department of Justice and the European Commission, (2) investigations in connection with potential antitrust violations in the semiconductor industry by the Korea Fair Trade Commission, as well as (3) investigations by the U.S. Department of Justice, the European Commission, the Korea Fair Trade Commission, and the Competition Bureau of Canada in connection with potential antitrust violations in the thin-film transistor liquid crystal display (TFT-LCD) industry. Following the initiation of investigations by the U.S. Department of Justice into the SRAM and TFT-LCD industries, numerous class action civil antitrust lawsuits seeking damages for alleged antitrust violations have been brought against NEC Electronics America, Inc. in the U.S. and elsewhere.

Although the outcome of the aforementioned investigations, antitrust lawsuits and settlement negotiations is not known at this time, the Company has recorded the probable and reasonably estimable losses in the amount of approximately ¥3,200 million ($27,119 thousand) as "Accounts payable, other and accrued expenses" for the U.S. DRAM civil lawsuits and settlements with customers in the U.S. No accrual is made for contingent losses from the other aforementioned civil lawsuits and investigations by authorities, because litigation is inherently uncertain and difficult to predict and the amount of losses cannot be reasonably estimated at this time.

20. Segment Information

The operating segment of the Company is only the semiconductor business, excluding those related to the general-purpose DRAM business.

Sales to external customers by market application for the years ended March 31, 2005, 2006 and 2007 were as follows:

			Millions of yen	Thousands of U.S. dollars
Year ended March 31	2005	2006	**2007**	**2007**
Communications	¥138,010	¥107,995	**¥ 99,641**	**$ 844,415**
Computing and Peripherals	140,941	126,581	**123,714**	**1,048,424**
Consumer Electronics	101,278	102,639	**120,757**	**1,023,364**
Automotive and Industrial	102,784	103,780	**106,097**	**899,127**
Multi-market ICs	78,575	69,449	**88,961**	**753,907**
Discrete, Optical and Microwave Devices	118,172	108,701	**120,563**	**1,021,720**
Other	28,254	26,818	**32,547**	**275,823**
	¥708,014	¥645,963	**¥692,280**	**$5,866,780**

Sales, which are attributed to geographic areas based on the country location of the Company that transacted the sale with the external customer, geographic profit (loss) for the years ended March 31, 2005, 2006 and 2007 and long-lived assets at March 31, 2006 and 2007 were as follows. Although the disclosure of geographic profit (loss) is not required under accounting principles generally accepted in the United States of America, the Company discloses this information as supplemental information due to the disclosure requirements in Japan.

			Millions of yen	Thousands of U.S. dollars
Year ended March 31	2005	2006	**2007**	**2007**
Net sales:				
Japan	¥407,646	¥352,875	**¥377,298**	**$3,197,441**
United States of America	79,453	76,860	**67,458**	**571,678**
Europe	79,946	72,961	**88,908**	**753,458**
Asia	140,969	143,267	**158,616**	**1,344,203**
Total	¥708,014	¥645,963	**¥692,280**	**$5,866,780**
Geographic profit (loss):				
Japan	¥ 12,597	¥ (51,074)	**¥ (38,877)**	**$ (329,466)**
United States of America	9,650	7,999	**(1,006)**	**(8,525)**
Europe	1,851	20	**100**	**847**
Asia	9,078	7,366	**11,226**	**95,136**
Total	¥ 33,176	¥ (35,689)	**¥ (28,557)**	**$ (242,008)**

		Millions of yen	Thousands of U.S. dollars
March 31	2006	**2007**	**2007**
Long-lived assets:			
Japan	¥283,255	**¥260,662**	**$2,209,000**
United States of America	4,643	**11,671**	**98,907**
Europe	2,959	**1,687**	**14,297**
Asia	23,718	**29,043**	**246,127**
Total	¥314,575	**¥303,063**	**$2,568,331**

Sales to NEC and NEC's affiliates accounted for 10%, 10% and 7% of total sales for the years ended March 31, 2005, 2006 and 2007, respectively. In addition, the Company sells a significant portion of its semiconductor products through a network of independent sales distributors. The Company relies on six key distributors for 60%, 60% and 62% of total sales for the years ended March 31, 2005, 2006 and 2007, respectively. At March 31, 2006 and 2007, the Company had accounts receivable, trade of ¥50,993 million and ¥43,740 million ($370,678 thousand), respectively, from these distributors. In addition, at March 31, 2006 and 2007, the Company had guarantee deposits received of ¥1,530 million ($12,966 thousand), from these distributors as collateral.

REPORT OF INDEPENDENT AUDITORS



■ ERNST & YOUNG SHINNIHON
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

■ Tel: 03 3503 1191
Fax: 03 3503 1277

Report of Independent Auditors

The Board of Directors and Shareholders
NEC Electronics Corporation

We have audited the accompanying consolidated balance sheets of NEC Electronics Corporation (the "Company") as of March 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2007, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NEC Electronics Corporation at March 31, 2006 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

We have also reviewed the translation of the financial statements mentioned above into United States dollars on the basis described in Note 3. In our opinion, such statements have been translated on such basis.

Ernst & Young ShinNihon

June 27, 2007

NEC Electronics Corporation
1753 Shimonumabe, Nakahara-ku,
Kawasaki, Kanagawa 211-8668, Japan
Tel: +81 44-435-5111
http://www.necel.com/

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NEC ELECTRONICS

ANNUAL REPORT 2007

ANNUAL REPORT 2007 (Abridged Version)
Year ended March 31, 2007

NEC ELECTRONICS

07

NEC ELECTRONICS AT A GLANCE

Columns: Applications | Major Products | Percentage of Fiscal 2007 Semiconductor Sales

Communications



Applications
- Mobile handsets
- Broadband networking equipment
  - Routers
  - Mobile phone base stations

Major Products
- System LSIs
- Driver ICs for small TFT-LCDs
- System memories

15.1%

Computing and Peripherals



Applications
- Computers
  - Servers
  - Workstations
- Computing peripherals
  - Rewritable DVD drives
  - Printers
  - LCDs for PCs

Major Products
- System LSIs
- Microcontrollers
- Driver ICs for large TFT-LCDs

18.8%

Consumer Electronics



Applications
- Digital consumer electronics
  - Digital cameras
  - DVD recorders
  - Digital televisions
- Home appliances
- Game consoles

Major Products
- System LSIs
- Microcontrollers

18.3%

Automotive and Industrial



Applications
- Automobiles
  - Engine
  - Body control
  - Airbags
  - Car audios
- Industrial
  - Factory automation

Major Products
- Microcontrollers
- System LSIs

16.1%

Multi-market ICs



Applications
- Wide range of electronics equipment

Major Products
- General-purpose microcontrollers
- Gate arrays
- General-purpose system memories

13.4%

Discrete, Optical and Microwave Devices



Applications
- Wide range of electronics equipment

Major Products
- Diodes
- Transistors
- Optical semiconductors
- Microwave semiconductors

18.3%

Net Sales (¥ Billion)

Trends in the Fiscal Year Ended March 31, 2007

Customers*



150
100
50
0
2005
2006
2007
(Years ended March 31)

Sales of semiconductors for mobile phones decreased year on year. Sales of LCD driver ICs increased due to the proliferation of handsets featuring high-definition TFT-LCD displays, on which the company is focusing its efforts, but this was offset by a large year-on-year fall in sales of system memory for mobile phones.

Nokia, Panasonic Mobile Communications, Samsung Electronics, Sharp, NEC



150
100
50
0
2005
2006
2007
(Years ended March 31)

Sales of semiconductors for PC peripherals fell year on year. Sales of LCD driver ICs for LCD televisions and computer monitors were boosted by an increase in market share, but this was outweighed by a drop in sales of semiconductors for printers and recordable DVD drives, resulting in a net decrease.

AUO, Canon, Hitachi, HP, LG.PHILIPS LCD, Pioneer, Samsung Electronics, Seiko Epson, NEC



150
100
50
0
2005
2006
2007
(Years ended March 31)

Sales of semiconductors for game consoles recorded a significant year-on-year increase, the result of commencing sales of chips for a new game console. This was coupled with increased sales of semiconductors for products such as digital cameras and digital televisions driven by the expansion of the digital consumer electronics market.

Canon, Casio Computer, Fuji Film, LG Electronics, Matsushita Electric Industrial, Nintendo, Pioneer, Samsung Electronics, Sanyo Electric, Sharp, Sony



150
100
50
0
2005
2006
2007
(Years ended March 31)

Sales of automotive semiconductors increased during the fiscal year as more semiconductors are used in vehicles due to the greater application of electronics in cars.

Advantest, Delphi, DENSO, Fanuc, Pioneer, Robert Bosch, Siemens, Toyota, Yaskawa Electric



150
100
50
0
2005
2006
2007
(Years ended March 31)

Sales of general-purpose microcontrollers increased sharply due to an upturn in the market coupled with higher sales of All Flash microcontrollers.

LG Electronics, Matsushita Electric Industrial, Sony, NEC



150
100
50
0
2005
2006
2007
(Years ended March 31)

Sales of discrete semiconductors increased mainly due to a market recovery.

Sony, NEC

* *The list of customers is neither comprehensive nor necessarily representative.*

LETTER FROM THE PRESIDENT



During the fiscal year ended March 31, 2007, growth in the semiconductor market began to taper off from the summer of 2006. In particular, monthly semiconductor sales, excluding DRAM, slowed year on year from the latter half of the fiscal year. Semiconductor sales in Japan were sluggish, especially around the start of the new year, due to saturation of the mobile phone market and falling prices for digital consumer electronics.

In this business climate, we posted consolidated net sales of ¥692.3 billion ($5,867 million), up ¥46.3 billion ($393 million) over the previous year. In addition to the start of semiconductor shipments for new game consoles, this growth largely reflected solid sales growth for automotive semiconductors and increased sales of All Flash microcontrollers.

Despite an increase in sales, we posted a loss before income taxes of ¥35.4 billion ($300 million) and a net loss of ¥41.5 billion ($352 million). These losses were largely the result of price declines for our main products as competitive pressures intensified, combined with increased R&D expenses aimed at driving future sales growth. Another contributory factor was one-time expenses for structural reforms.

On a positive note, we took steps during the year to create strong products with world-class competitiveness. Among our achievements was the start of mass production and shipments of system LSIs for game consoles featuring our cutting-edge embedded DRAM technology, and graphics-processing LSIs, which were incorporated into large LCD televisions. On the development front, we commercialized cutting-edge miniaturization technology designed for the 55-nanometer generation, together with a highly advanced and unique process technology. We began taking orders for ASIC (application specific integrated circuit) products based on this technology. On the sales front, we moved to bolster sales in China by boosting our sales force and pursuing other measures to establish a stronger foothold in the country. In addition, we established NEC Electronics Korea Ltd., helping in the push to strengthen our sales framework to expand sales in the rapidly growing Asian markets. As for manufacturing, we worked to augment manufacturing capacity at the NEC Yamagata's 300-mm wafer line, ultimately raising monthly output from 6,000 to 13,000 wafers. With this, the 300-mm line dedicated to logic circuit production is now in a position to leverage the cost competitiveness afforded by this higher output.

During the year under review, we announced a new management policy with measures for achieving a recovery in business performance. These include improving R&D efficiency and increasing sales by

MISSION STATEMENT

NEC Electronics aims to be the partner of choice by providing differentiated semiconductor solutions based on advanced technologies that give our customers a competitive advantage.

NEC Electronics believes that raising customer satisfaction levels leads to increased sales and improved profitability, enhancing both enterprise and shareholder value. To this end, it operates and develops business in line with the following policies.

- **Ensure all business activities focus on the needs of the customer, and deliver solutions tailored to meet customer needs and excellent product quality, increasing sales and earnings through improved customer satisfaction.**
- **Focus on the company's three core areas of SoC (system on chip), microcomputers, and discrete semiconductors. Develop business processes for each business unit, while promoting re-use of core technologies and resources, to address various customer needs with high-quality and low-cost solutions, thus achieving steady growth and profits.**
- **Leverage the company's position as an international player to connect with customers, aggressively pursue global business opportunities, and expand sales.**

concentrating product development resources in focus areas; lowering manufacturing costs by reorganizing manufacturing operations; and restructuring the organization by product types and realigning sales, development and manufacturing, accordingly. Through these initiatives, we will build a resilient business structure able to generate profits even in an adverse semiconductor market. We are committed to attaining "EIGYO profit"* in the fiscal year ending March 31, 2008, through more efficient operations, most notably through a reduction in fixed costs.

Every one of us at NEC Electronics stands firmly committed to the bold steps necessary to regain the confidence of our stakeholders. I respectfully ask for your understanding, guidance and continued support as we move forward in this endeavor.

* *"EIGYO profit" is presented as net sales less cost of sales, research and development expenses, and selling, general and administrative expenses, which is equivalent to operating profit in financial reporting practices generally accepted in Japan.*

June 2007



Toshio Nakajima

President and CEO, NEC Electronics Corporation

QUESTION

What is the key point of the new management policy announced in February 2007?

ANSWER

The point of the new policy is to set out measures in building a strong business structure, one capable of sales and profit growth even in adverse market conditions. We anticipate that in the fiscal year ending March 31, 2010, marked as the final year for the structural reforms we announced, the semiconductor market is likely to hit another downswing in the silicon cycle. Ordinarily, we would expect this to be a tough time to grow sales and profits. However, the goal of the structural reforms is to establish a business structure that can look forward to sales and profit growth that outpaces the market for that year. Three initiatives will help make this possible.

First, we have heavily invested R&D resources in SoC (System on Chip) business, so in this area we have clarified what our key businesses are. We will concentrate scattered development resources in fields that can showcase our strengths, namely automotive and digital consumer products.

Second, we will conduct an extensive review of our manufacturing operations, with an eye to supporting business expansion particularly in the key fields mentioned earlier. Our first task is to boost production capacity by integrating and consolidating fabrication lines in Japan, while at the same time cutting manufacturing costs. Where assembly and testing are concerned, we are accelerating the shift to overseas production as we work to build a manufacturing framework with a greater emphasis on cost competitiveness.

Third, we realigned our organizational structure. Instead of divisions based on functions such as sales, development, and manufacturing as in the past, our organization is aligned by product types, such as SoC, microcomputers, and discrete and IC. These changes will result in a system that clarifies operational accountability and duties, which will enable us to quicken the pace of structural reforms.

These initiatives are the first step towards spurring a recovery in business performance. We know that conditions in the semiconductor market will continue to change rapidly. That is why our goals are to fully implement the initiatives to achieve a swift turnaround in performance, and to strive for sustainable profit growth. Meeting these aims will enable us to stay abreast of market changes and to build a business base capable of sales and profit growth.







QUESTION

In your view, what are NEC Electronics' strengths, and how will they lead to growth?

ANSWER

NEC Electronics' strengths lie in semiconductors for automotive applications, a field that demands high quality and reliability, and in semiconductors for digital consumer products. In the latter, we have a wide range of customers, and our semiconductors can be found in a diverse array of products.

In semiconductors for automotive applications, our greatest asset is quality, which has earned us a high share in automotive microcontroller applications. Looking ahead, we hope to further expand not only automotive microcontroller sales but also sales in non-microcontroller product areas. For example, we are working to boost sales in car navigation and other information and safety fields, and in power devices which connect microcontrollers and machinery.

As for semiconductors for digital consumer products, one goal is to garner a larger market share by capitalizing on NEC Electronics' advanced graphics processing technology. We want to bolster our system for business expansion particularly in digital television, targeting the Chinese market where future growth is anticipated.

QUESTION

What initiatives will you enact to attain "EIGYO profit"* in fiscal 2008?

ANSWER

Let me first say that I and every other member of our management team stand fully committed to ending the current fiscal year in the black on an "EIGYO profit"* basis. To this end, I have changed our approach from a conventional focus on improving profitability on higher sales, to reinforcing our cost structure. As a first step, we set out to cut fixed costs by ¥20 billion ($169 million) compared with the year ended March 31, 2007, by focusing particularly on reducing capital expenditures and R&D expenses. We are also beginning to streamline our product lines and executing a more product-centered manufacturing operation. These steps should trim manufacturing costs.

QUESTION

Lastly, what kind of company do you envisage NEC Electronics will be?

ANSWER

First and foremost, I strongly believe that retaining long-term business opportunities through a reliable and continuous supply to our customers with differentiated solutions, together with improvements in our management structure, will enable us to maximize corporate value.

As a first step, we will achieve "EIGYO profit"* for the fiscal year ending March 2008, and will build a resilient management structure that remains profitable even during the downswing of the silicon cycle.

My vision is to shape NEC Electronics into a company that meets and exceeds the expectations of all of our stakeholders, from shareholders and investors, customers, business partners, the local community, to our employees.



** "EIGYO profit" is presented as net sales less cost of sales, research and development expenses, and selling, general and administrative expenses, which is equivalent to operating profit in financial reporting practices generally accepted in Japan.*

THREE BUSINESS UNITS BOLSTERING NEC ELECTRONICS

NEC Electronics has shifted from an organizational structure by functions such as sales, development and manufacturing, to one supported by three product-driven business units: SoC (System on Chip), Microcomputer, and Discrete and IC.

For greater business efficiency, each business unit is responsible for its product planning and designing to create unique features for key products, and operates businesses overseeing everything from sales and development to manufacturing.

SoC Business Unit

ASIC, ASSP

39%

Discrete and IC Business Unit

Display drivers
Analog ICs
Discrete
Compound semiconductor devices

35%

Semiconductor Sales in Fiscal Year Ended March 31, 2007:
¥659.7 billion
($5,591 million)

Microcomputer Business Unit

Microcontrollers

26%

SoC (System on Chip) Business Unit



SoC (system on chip) refers to system LSIs that deliver the distinctive features and performance of our customers' products. At the SoC Business Unit, we provide a host of technologies. In addition to voice- and graphics-processing technologies, there is our embedded DRAM technology, capable of maximizing graphics performance for games and other applications, and our proven, world-class low-power consumption device and circuit technologies in the N703iμ mobile phone handset in Japan. With these and other technologies, my goal is to create a "No.1 or Only One" product, the kind of world-leading LSIs that will be indispensable to our customers' products, as well as to society and the marketplace.

Looking ahead, we will reduce time to market through integrated software and hardware development, and launch highly competitive products on a timely basis. Furthermore, we will accelerate business growth with proposals founded on a global perspective.

Zensuke Matsuda
Executive Vice President
and Head of the SoC Business Unit

Sales from the SoC Business Unit comprised approximately 39% of semiconductor sales in the fiscal year ended March 31, 2007. Both the ASSP (application specific standard product) and ASIC (application specific integrated circuit) businesses are part of this business unit.

The unit is largely focused on the digital consumer area. In particular, the unit strives to speed the development and achieve the timely launch of appealing products that combine NEC Electronics' strengths in graphics-processing technology and low power consumption.

Some of the core products are the EMMA series of graphics-processing system LSIs for digital consumer electronics, system LSIs for printers and digital cameras, and chips for game consoles. During the past fiscal year, mass production and shipments commenced for system LSI chips featuring NEC Electronics' embedded DRAM (eDRAM) process technology, adopted by Nintendo Co., Ltd. for use in its innovative Wii game console. The fiscal year also saw the steady launch of other products grounded in our distinctive technologies, such as EMMA series LSIs for graphics-processing systems in large-screen digital televisions.


Enhanced MultiMedia Architecture
EMMA

Most of these products are manufactured at NEC Yamagata, the Group's most advanced manufacturing site. NEC Electronics has made commercially viable the miniaturization technology for the 55-nanometer generation together with highly advanced and unique process technology. In January 2007, we began accepting orders for ASICs based on this technology, which consume 40% less power than previous 90-nanometer generation products. With the development of embedded DRAM technology incorporating this 55-nanometer process already complete, NEC Yamagata is now preparing for mass production.

Going forward, the SoC Business Unit will continue to create highly competitive products in today's global market as it works to expand business, especially in the digital consumer market in Asia, with particular focus on the rapidly growing Chinese market.



Wii®

Note: Wii is a registered trademark of Nintendo in Japan

Microcomputer Business Unit



Sales from the Microcomputer Business Unit comprised approximately 26% of semiconductor sales in the fiscal year ended March 31, 2007. Main businesses include general-purpose microcontrollers and microcontrollers for automotive applications.

In general-purpose microcontrollers, the unit focuses on flash microcontrollers which customers can readily reprogram as needed. Already, these products are found in a wide range of applications, including home electronics, AV equipment, and industrial machinery. The fiscal year under review in particular saw the unit executing development of all new products based on flash microcontrollers for general-purpose microcontroller products, resulting in expansion of the All Flash product lineup. By April 2007, some 300 products had already been released for the unit's broad lineup of 8-bit to 32-bit products.

As for automotive microcontrollers, the unit boasts a high market share of products for body control and car audio applications. Many customers have also given high marks to the unit's microcontrollers for dashboard and safety applications. Furthermore, the unit began mass production and shipments of IMAPCAR, an LSI for onboard image recognition developed in collaboration with NEC Corporation, Toyota Motor Corporation, and Denso Corporation. Utilizing highly advanced parallel processing technology, IMAPCAR allows for real-time image processing, enabling automobile manufacturers and automotive electrical component manufacturers to easily implement safety mechanisms and collision prevention systems.

On the manufacturing front, the unit moved to further enhance supply stability by shifting to a "multi-fab" mass production system, with NEC Electronics America's Roseville fab now joining NEC Kyushu in the production of automotive microcontrollers.

NEC Electronics is also actively pursuing multi-core microcontrollers. These products, featuring both high performance and low power consumption, are expected to become a key technology in years to come. Leveraging a wide product lineup and stable supply, the unit will deliver microcontrollers that support customer competitiveness, while promoting the development of tomorrow's leading products.

Lineup of All Flash microcontrollers



Our Growing All Flash Microcontroller Lineup
ROM (Kbytes)
1,024
768
640
512
384
256
128
96
64
48
32
24
16
8
4
2
1
32-bit
V850
High performance & large volume memory
16-bit
78K0R
16-bit performance & 8-bit low power consumption
8-bit
78K0
General-purpose & low power consumption
LCD controllers
USB controllers
Inverter controllers
78K0S
General-purpose & small-pin packages
10
16
20
30
44/48
52
64
80
100
128
144
Pins

Microcomputers are the "brains" embedded in a wide variety of electronic devices. Particularly in automobiles, where each vehicle can have dozens of microcomputers in use, these devices are helping to improve fuel efficiency and safety. I believe that by raising the performance and the quality of microcomputers even higher and ensuring a reliable supply, we can contribute to making our society a more comfortable and prosperous one.

NEC Electronics' microcomputer business is truly global. We ship roughly 60% of our products outside of Japan, and boast a global share of more than 10% in this area. We will continue to leverage All Flash microcomputers in a bid to further expand business in automobile and general-purpose applications, and lead NEC Electronics in mounting a turnaround in business performance.

Yoichi Yano
Executive Vice President
and Head of Microcomputer Business Unit



Input image
After processing:
3-D object recognition

IMAPCAR image rendering for 3-D object detection

Discrete and IC Business Unit



Semiconductors that comprise the Discrete and IC Business Unit are widely used as components supporting functions in many electronic devices. While they are mostly general purpose in nature, I focus on development aimed at producing the world's leading products by taking advantage of NEC Electronics' unique strengths in each and every one of our products.

Going forward, as we strive to raise the market competitiveness by creating products at the forefront of meeting customer needs, we will quicken the pace of rigorous cost-cutting measures to play our role as a core profit base for NEC Electronics.

Yoshikazu Inada
Executive Vice President and Head of the Discrete and IC Business Unit

Sales from the Discrete and IC Business Unit accounted for approximately 35% of semiconductor sales in the fiscal year ended March 31, 2007. The unit is largely comprised of businesses such as display drivers, analog ICs, discrete and compound semiconductor devices.

In display drivers, the unit responded to evolutionary advances in mobile device performance with the development of driver ICs for small LCDs equipped with Mobile AGCPS*1, a technology that achieves low power consumption while enabling terrestrial digital and other broadcasts to be viewed in high video quality. In step with the widespread uptake of LCD televisions and greater picture quality, the unit commercialized products featuring PPmL*2 in driver ICs for large LCD displays. This newly developed high-speed interface is perfect for full high-definition screens and achieves higher refresh rates. Cutting-edge technologies of this kind are enabling NEC Electronics to maintain its high market share.

In discrete semiconductors, the unit commercialized a large volume output Power MOSFET (metal oxide semiconductor field-effect transistor) for automotive electrical systems, one of NEC Electronics' focus areas. Created in response to the increasing use and sophistication of electronic automotive systems in recent years, which has spurred the need for high electric current systems, this world-class Power MOSFET features low on-state resistance coupled with a high level of reliability.



Full HD-compatible Display Driver IC



NEC
180N04
UG 74M
NEC
180N04
UG 74M

Automotive MOSFET

In compound semiconductor products, the market has acknowledged the unit's advanced technological capabilities proven from the commercialization of RF and microwave devices, such as data switches, power amplifiers and low-noise amplifiers widely used for wireless LANs, and adopted as reference designs for prominent wireless LAN chipset venders.

In response to sharp falls in LCD driver IC prices in recent years, the unit is constructing manufacturing process lines dedicated to LCD drivers. The unit continues to accelerate cost-cutting measures such as those mentioned earlier, launch cost-competitive products and further reinforce the LCD driver business. The Discrete and IC Business Unit will also push forward with steady improvements in manufacturing efficiency for discrete semiconductors, analog IC, and compound semiconductor device businesses to contribute to NEC Electronics' earnings base.

*1 *Auto Gamma Control and Power Saving*
*2 *Point to Point mini-LVDS (Low Voltage Differential Signaling)*

OVERVIEW OF THE YEAR ENDED MARCH 31, 2007

Sales Breakdown by Application


Net Sales
¥692.3 billion
($5,867 million)

■ Communications	**14.4%**
▩ Computing and Peripherals	**17.9%**
□ Consumer Electronics	**17.4%**
■ Automotive and Industrial	**15.3%**
□ Multi-market ICs	**12.9%**
□ Discrete, Optical and Microwave Devices	**17.4%**
□ Other	**4.7%**

The global economy fared well in the first half of the fiscal year ended March 31, 2007, but signs of a downturn emerged during the second half. In the United States, policy interest rate caps led to a slowdown in housing investment, while in Asia there were inventory adjustments for IT equipment and LCD panels. Despite a steady rise in domestic demand in Europe and Japan, foreign demand began to decline in the second half, leading to a slowdown in these economies.

As with the global economy, growth in the semiconductor market began to taper off from the summer of 2006. In particular, monthly semiconductor sales, excluding DRAM, slowed year on year from the latter half of the fiscal year. Particularly in Asia, semiconductor sales volumes continued to increase, driven by the uptake of mobile phones in emerging economies, but on a monetary basis growth was flat as unit prices fell. Semiconductor sales in Japan were sluggish, especially around the start of the new year, due to saturation of the mobile phone market and falling prices for digital consumer electronics.

Consolidated net sales for the fiscal year ended March 31, 2007 were ¥692.3 billion ($5,867 million), up ¥46.3 billion (7.2%) from the previous fiscal year. Although the Communications and the Computing and Peripherals categories lagged from lower sales of system memory for mobile phones and semiconductors for PC peripherals, this was offset by large gains in the Consumer Electronics category due to revenue for a new game console and higher sales of semiconductors for digital televisions, as well as expanded sales of All Flash microcontrollers in the Multi-market IC category.

Improvement of consolidated loss before income taxes was limited, as it decreased ¥7.0 billion ($59 million) to ¥35.4 billion ($300 million). Despite higher sales year on year, R&D expenses and investments to boost production capacity increased, while Group-wide cost reduction measures were unable to keep pace with price erosion. Another contributory factor was the one-time expense for structural reforms, including costs related to the consolidation of development projects.

Consolidated net loss improved ¥56.7 billion ($480 million) year on year, to ¥41.5 billion ($352 million). This was mainly due to the recording of a large sum of a valuation allowance against deferred tax assets for NEC Electronics Corporation and domestic subsidiaries in the previous fiscal year ended March 2006.

CORPORATE SOCIAL RESPONSIBILITY (CSR)

NEC Electronics recognizes that it is essential to build a solid relationship of trust and cooperation with all of our stakeholders. When we listed on the stock market in July 2003, we committed to a transparent and trustworthy style of management and have been working hard to ensure it ever since. In order to thoroughly implement this philosophy, we established the NEC Electronics Guiding Principles in June 2004 to promote management guidelines for CSR promotion at NEC Electronics and its subsidiaries, making our position on CSR known within and outside the company. Each and every executive and employee pledges to share the spirit of the Guiding Principles and join together in a concerted effort to promote CSR.

NEC Electronics Guiding Principles

At NEC Electronics, we are dedicated to cultivating trust with every individual and organization, including customers, shareholders, investors, trading partners and employees. We pledge to conduct our business with integrity, beyond legal compliance, by acting responsibly as concerned corporate citizens, while providing superior semiconductor solutions based on advanced technologies.

NEC Electronics is committed to the following Guiding Principles.

□ **Customer Focus**
To provide optimized solutions and comprehensive support that exceed the highest expectations of our customers and earn their unwavering loyalty.

□ **Ethical Business Practices**
To promote free and fair market competition through transparent and ethical business practices, which are conveyed to the public through our actions and communications.

□ **Community Involvement**
To implement activities which contribute to both local and international communities, while respecting the history, culture, and human rights of each region.

□ **Environmental Protection**
To promote sustainable development by minimizing the environmental impact of our products throughout their entire life cycles.

□ **Corporate Culture**
To foster a corporate culture that respects individuality and encourages innovation, where all employees are proud to be part of the NEC Electronics team.

CSR management system

In June 2004, NEC Electronics established a Corporate Social Responsibility Promotion Committee chaired by the President of NEC Electronics, which deliberates important issues concerning CSR promotion within the company. We have also set up 19 articles for CSR promotion and divisions responsible for each article to drive the company's CSR activities forward.

Creating a corporate culture we take pride in

NEC Electronics believes that a safe, healthy work environment free of discrimination and harassment is essential in bringing out each employee's individuality and capabilities to the fullest extent. All employees at NEC Electronics play a role in building a corporate culture we take pride in. We undertake measures such as promoting awareness of human rights issues, as well as family-friendly workplace initiatives to enhance work and family life, and measures to promote mental health management. We enacted additional revisions to our family-friendly efforts this year.

Commitment to customer satisfaction

At NEC Electronics, we believe it is our mission as a company to provide optimal solutions that satisfy our customers. "It's all for the customer's success" is the core objective for our efforts to improve customer satisfaction. For example, we conduct surveys to determine CS levels in order to reflect feedback from customers in the products and services we provide. Additionally, every organization of the NEC Electronics Group has acquired ISO 9001 and ISO/TS16949 certification for quality management systems, and carries out continual improvements to quality management at each stage of product design, manufacture, and support.

Strengthening relationships with our trading partners

NEC Electronics strives to maintain and improve mutual understanding and strong relationships of trust with purchasing and sales business partners. To this end, we issue a set of CSR Guidelines that specify tasks we would like our purchasing partners to undertake from the standpoint of CSR. Additionally, we regularly hold top executive meetings with sales partner companies, and support their sales representative training activities in order to further build stronger relationships with our partners.

Community involvement

NEC Electronics is involved in environmental conservation activities globally as well as in local communities. For that purpose, we have developed systems and a culture in the company that makes it easier for employees to participate in volunteer activities. For instance, because the semiconductor manufacturing process requires immense volumes of water, since 2005, NEC Electronics has taken part in a local water-source forest protection project in Japan: "Kanagawa Water-Source Forest Creation Project". Here, NEC Electronics employees are participating in nature preservation events such as brush clearing and other volunteer activities. As a contribution to local communities, NEC Electronics also held an electronic industrial arts class for local elementary school students on the applications of microcontrollers.

Conserving the global environment

NEC Electronics bases environmental management policies on contributing to the conservation of the global environment in the course of our business activities in the semiconductor industry. There are three pillars that support our environmental activities: 1) We produce eco-products by incorporating environmental considerations into the entire product life cycle from the design and development stages; 2) We aim to reduce greenhouse gas emissions which cause global warming and to cut back hazardous chemical substances as a part of our eco-factory effort; and 3) We offer environmental education programs that raise employees' awareness of environmental issues, and disclose information on our eco-activities to the public.


NEC
07
NEC
07

* Please refer to the NEC Electronics CSR Report 2007 and Environment Management Report 2007, both of which are due out in August 2007, for more details.
http://www.necel.com/csr/en
http://www.necel.com/eco/en

CORPORATE GOVERNANCE

Fundamental Corporate Governance Policy

- ☐ In recognition of the fact that, in addition to efficient execution of management, assurance of sound and transparent management is essential to continuously increasing its corporate value, NEC Electronics is committed to improve its management structure and to implement measures toward further strengthening its corporate governance.
- ☐ NEC Electronics has adopted the corporate auditor system for its corporate governance, and has a corporate governance structure with the Board of Corporate Auditors that monitors the actions of NEC Electronics' directors in the business execution of their duties. NEC Electronics believes that its audit structure for corporate governance is sufficiently functional, through full-time auditors, who can effectively obtain high quality information from relevant divisions using their knowledge and understanding of the business, while the meetings of the Board of Corporate Auditors, which includes part-time auditors, conduct analysis of the information.
- ☐ The Corporate Governance Committee meets at least once a month to discuss and offer proposals and recommendations involving corporate governance issues and other important corporate governance policies.

Corporate Governance Measures

NEC Electronics' Governance Structures

1. The Board of Directors is composed of eight directors (including three outside directors) for faster and more efficient management. Of the three outside directors, one is a management consultant, and two are executives in NEC Corporation, the parent company of NEC Electronics.
2. The Board of Corporate Auditors is composed of four corporate auditors, including three outside corporate auditors. Of the three outside corporate auditors, one has judicial experience and two come from NEC Corporation, the parent company of NEC Electronics, one of these being executive from accounting. The Board of Corporate Auditors establishes audit policies and holds auditors' meetings. At the meetings, corporate auditors exchange information and deliberate on each corporate auditor's audit status. The Board also receives regular reports from independent auditors on their audit services and exchanges viewpoints on them.
3. NEC Electronics has introduced the Corporate Officer System to clarify responsibilities for conducting business operations and for quick decision-making in the execution of business activities.

Basic Policy Regarding the Internal Control System

NEC Electronics has decided basic policies for the establishment of the Internal Control System such as those described below, and implements them.

1. Compliance framework

- ☐ NEC Electronics has adopted the NEC Electronics Guiding Principles and the NEC Electronics Group Code of Conduct to establish corporate ethics and ensure compliance policies throughout the NEC Electronics Group. Directors and corporate officers take the lead in putting these principles into practice. Simultaneously, the Legal Division carries out practical activities to keep officers and employees informed about these principles, while the Internal Auditing Division audits the actual state of compliance implementation.
- ☐ Major compliance-related issues are deliberated and decided by the CSR Promotion Committee. The compliance promotion system, awareness-raising programs and other fundamental issues, meanwhile, are ensured under its fundamental company regulation regarding compliance, the NEC Electronics Group Compliance Program. In addition to these compliance measures, NEC Electronics has set up help lines for the NEC Electronics Group and its business partners to report compliance violation issues.

2. Information management framework

☐ NEC Electronics properly prepares, saves and manages various documents pertaining to business operations based on legal regulations and the company's own fundamental regulation rules regarding document management. Trade secrets and personal information are both properly and strictly managed in accordance with the company's own fundamental regulations regarding the management and protection of these types of information.

☐ The fundamental issues pertaining to the management and security of information are deliberated by the Information Management and Security Committee. The Information Management and Security Committee also continuously carries out measures for maintaining and improving information security based on the company's own pertinent fundamental regulations.

3. Risk management framework

☐ NEC Electronics is establishing a risk management framework in line with the company's own fundamental regulations devised regarding risk management. These rules classify companywide management risks, designate the corporate officers and the division responsible for each classified risk category, and other fundamental issues. Each responsible corporate officer and division is charged with devising and carrying out measures to prevent their specific category of risk from materializing, as well as preparing countermeasures in case of the actual materialization of risks. Matters of particular importance to the company's risk management are placed on the Board of Directors' agenda following prior discussion by the Executive Committee.

☐ When serious risks materialize, NEC Electronics sets up a Crisis Countermeasures Committee or Emergency Headquarters to respond to the situation in accordance with the particular category of risk involved.

4. Framework for ensuring effective execution of business activities

☐ The Executive Committee discusses issues of importance to the company's management prior to a meeting of the Board of Directors in order to enhance the Board's deliberations. Furthermore, authority is properly transferred from directors to corporate officers and other employees by office routine regulations, decision-making and authorization procedure regulations and other pertinent fundamental regulations.

5. The NEC Electronics Group's internal control system

☐ Important matters concerning business operations of NEC Electronics Group's Japan-based subsidiaries are approved at each subsidiary's General Meeting of Shareholders. NEC Electronics makes the decision based on its own assessment of the seriousness of the issue being decided, then exercises its shareholder's rights.

☐ The company's responsible divisions oversee the routine management of subsidiaries based on NEC Electronics Guiding Principles and the NEC Electronics Group Code of Conduct. Evaluation, maintenance and improvement of NEC Electronics Group's internal control systems over financial reporting are performed in accordance with the U.S. Sarbanes-Oxley Act of 2002.

☐ Examinations of subsidiaries are performed by the corporate auditors and the Internal Auditing Division in cooperation with the subsidiaries' own corporate auditors and internal auditing staff members.

6 Corporate auditors' auditing framework

☐ NEC Electronics has established a Corporate Auditors Office composed of specialized staff members that assist the corporate auditors' audit activities. The company also bears the cost of obtaining expert advice from outside specialists when the Board of Corporate Auditors requires such for its audits.

- Corporate auditors receive reports as needed from directors and other officers regarding the status of business execution, as well as regular reports, depending on the specific duty, from general managers of divisions such as the Internal Auditing Division, Legal Division and Accounting Division.
- Corporate auditors may attend all important company meetings as they deem necessary, and are guaranteed a right to access to all critical corporate information, including the inspection of important authorization documents such as the minutes, decision records and other documents of important meetings.
- Regular meetings are held to provide the corporate auditors and directors with the opportunity to exchange viewpoints.

Internal Audits and Audit of Financial Statements

1. Internal audits

Internal audits are performed by the Internal Auditing Division, which is supervised by the President of NEC Electronics. Specifically, the division serves as an autonomous third party for investigating and evaluating other parts of the management organization, including divisions responsible for business operation units, corporate staff, consolidated subsidiaries and other areas. This is carried out from a compliance, risk management and internal control perspective. The division also proposes concrete measures for rectifying or improving problems that arise.

2. Audit of financial statements

Independent Auditors who performed NEC Electronics' audit were Kazuya Oki, Kiyomi Nakayama, and Kazuhiro Ishiguro, partners of Ernst & Young ShinNihon. The audit team included certified public accountants and junior accountants, as well as other specialists.



General Meeting of Shareholders
appointment/removal
appointment/removal
appointment/removal
report
Board of Directors
(8 Directors)
(3 outside directors)
audit
report
Independent Auditors
Board of Corporate Auditors
4 Corporate Auditors
(3 outside auditors)
cooperation
appointment/removal/
monitor
Corporate Auditors Office
report
audit
audit
cooperation
cooperation
appointment/
removal
President and CEO
report
instruction
Internal Auditing Division
CSR Promotion Committee
Corporate Governance Committee
Executive Committee
(Discussion of key items)
Information Management & Security Committee
audit
9 Corporate Officers
(incl. concurrent directors)
(Business operation)
Crisis Countermeasures Committee
Emergency Headquarters
Business Operation Units, Corporate Staff and Subsidiaries

(As of July 1, 2007)

FINANCIAL SECTION

CONSOLIDATED BALANCE SHEETS

NEC Electronics Corporation and Consolidated Subsidiaries
As of March 31, 2006 and 2007

		Millions of yen	Thousands of U.S. dollars
ASSETS	2006	**2007**	**2007**
Current assets:			
Cash and cash equivalents	¥ 211,060	**¥ 185,372**	**$ 1,570,949**
Notes and accounts receivable, trade:			
Related party	13,604	**11,793**	**99,941**
Other	100,975	**88,313**	**748,415**
Allowance for doubtful notes and accounts	(729)	**(563)**	**(4,771)**
Loans receivable from related party	228	**1**	**8**
Inventories	72,525	**82,573**	**699,771**
Deferred tax assets	6,178	**6,795**	**57,585**
Prepaid expenses and other current assets	9,529	**7,330**	**62,119**
Total current assets	413,370	**381,614**	**3,234,017**
Investments:			
Marketable securities	13,901	**5,997**	**50,822**
Investments, other:			
Affiliated companies	—	**746**	**6,322**
Other	1,696	**411**	**3,483**
	15,597	**7,154**	**60,627**
Property, plant and equipment:			
Land	17,365	**16,849**	**142,788**
Buildings	243,976	**244,852**	**2,075,017**
Machinery and equipment	954,969	**965,005**	**8,178,009**
Construction in progress	19,189	**15,421**	**130,686**
	1,235,499	**1,242,127**	**10,526,500**
Accumulated depreciation	(933,374)	**(949,304)**	**(8,044,949)**
	302,125	**292,823**	**2,481,551**
Other assets:			
Deferred tax assets	1,739	**3,892**	**32,983**
License fees and other intangibles	11,596	**9,357**	**79,297**
Other	854	**1,046**	**8,864**
	14,189	**14,295**	**121,144**
	¥ 745,281	**¥ 695,886**	**$ 5,897,339**

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen		Thousands of U.S. dollars
	2006	**2007**	**2007**
Current liabilities:			
Short-term borrowings	¥ 7,201	**¥ 3,609**	**$ 30,585**
Current portion of long-term debt	6,471	**15,914**	**134,864**
Current portion of obligation under capital leases to related party	1,402	**1,080**	**9,153**
Notes and accounts payable, trade:			
Related party	27,705	**31,198**	**264,390**
Other	95,234	**101,269**	**858,212**
Accounts payable, other and accrued expenses:			
Related party	4,201	**4,649**	**39,398**
Other	53,839	**53,651**	**454,669**
Accrued income taxes	3,770	**2,792**	**23,661**
Other current liabilities	11,071	**8,798**	**74,560**
Total current liabilities	210,894	**222,960**	**1,889,492**
Long-term liabilities:			
Long-term debt	127,185	**110,634**	**937,576**
Obligation under capital leases to related party	6,050	**4,793**	**40,619**
Accrued pension and severance costs	75,761	**71,535**	**606,229**
Deferred tax liabilities	9,559	**10,847**	**91,924**
Other	3,459	**5,214**	**44,186**
	222,014	**203,023**	**1,720,534**
Minority shareholders' equity in consolidated subsidiaries	4,122	**4,835**	**40,974**
Commitments and contingent liabilities			
Shareholders' equity:			
Common stock:			
Authorized — 400,000,000 shares			
Issued and outstanding — 123,500,000 shares	85,955	**85,955**	**728,432**
Additional paid-in capital	281,014	**281,039**	**2,381,687**
Accumulated deficit	(57,369)	**(98,901)**	**(838,144)**
Accumulated other comprehensive income (loss)	(1,342)	**(3,017)**	**(25,568)**
Treasury stock, at cost:			
2006 — 1,020 shares	(7)		
2007 — 1,445 shares		**(8)**	**(68)**
	308,251	**265,068**	**2,246,339**
	¥745,281	**¥695,886**	**$5,897,339**

CONSOLIDATED STATEMENTS OF OPERATIONS

NEC Electronics Corporation and Consolidated Subsidiaries
For the years ended March 31, 2005, 2006 and 2007

			Millions of yen	Thousands of U.S. dollars
	2005	2006	**2007**	**2007**
Sales and other income:				
Net sales	¥708,014	¥645,963	**¥692,280**	**$5,866,780**
Gain on sales of property, plant and equipment and other	2,443	1,917	**2,548**	**21,593**
Interest and dividend income	489	1,078	**1,929**	**16,348**
Gain on disposition of investments in securities	112	1,365	**6,436**	**54,542**
	711,058	650,323	**703,193**	**5,959,263**
Costs and expenses:				
Cost of sales	485,871	477,476	**502,086**	**4,254,966**
Research and development	107,942	120,874	**131,751**	**1,116,534**
Selling, general and administrative	81,025	83,302	**87,000**	**737,288**
Restructuring charges	—	1,683	**4,192**	**35,525**
Litigation and settlement expense	—	3,413	**1,435**	**12,161**
Loss on sales or disposal of property, plant and equipment and other	7,483	4,132	**9,229**	**78,212**
Interest	749	874	**698**	**5,916**
Net foreign exchange loss	913	519	**1,197**	**10,144**
Loss on investments in securities	666	436	**980**	**8,305**
	684,649	692,709	**738,568**	**6,259,051**
Income (loss) before income taxes	26,409	(42,386)	**(35,375)**	**(299,788)**
Provision for income taxes	10,714	56,166	**5,105**	**43,263**
Income (loss) before minority interest, equity in loss of affiliated companies	15,695	(98,552)	**(40,480)**	**(343,051)**
Minority interest in income (loss) of consolidated subsidiaries	(336)	(354)	**552**	**4,678**
Income (loss) before equity in loss of affiliated companies	16,031	(98,198)	**(41,032)**	**(347,729)**
Equity in loss of affiliated companies	—	—	**(468)**	**(3,966)**
Net income (loss)	¥ 16,031	¥ (98,198)	**¥ (41,500)**	**$ (351,695)**

			Yen	U.S. dollars
	2005	2006	**2007**	**2007**
Basic net income (loss) per share	¥ 129.81	¥ (795.13)	**¥ (336.04)**	**$ (2.85)**
Diluted net income (loss) per share	120.30	(795.13)	**(336.04)**	**(2.85)**
Cash dividends per share	20.00	—	**—**	**—**

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

NEC Electronics Corporation and Consolidated Subsidiaries
For the years ended March 31, 2005, 2006 and 2007

Millions of Yen

	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
Balance at March 31, 2004	¥85,955	¥275,667	¥ 27,268	¥(17,147)	¥(4)	¥371,739
Contribution to capital		558				558
Compensation expense for stock options		468				468
Comprehensive income (loss):						
Net income (loss)			16,031			16,031
Other comprehensive income (loss):						
Foreign currency translation adjustments				1,260		1,260
Minimum pension liability adjustment, net of tax				5,791		5,791
Unrealized gains (losses) on marketable securities, net of tax				493		493
Unrealized gains (losses) on derivative financial instruments, net of tax				(5)		(5)
Comprehensive income (loss)						23,570
Dividends			(2,470)			(2,470)
Purchase of treasury stock, at cost					(2)	(2)
Balance at March 31, 2005	¥85,955	¥276,693	¥ 40,829	¥ (9,608)	¥(6)	¥393,863
Contribution to capital		6,092				6,092
Transaction under common control		(1,974)				(1,974)
Compensation expense for stock options		203				203
Comprehensive income (loss):						
Net income (loss)			(98,198)			(98,198)
Other comprehensive income (loss):						
Foreign currency translation adjustments				4,757		4,757
Minimum pension liability adjustment, net of tax				1,243		1,243
Unrealized gains (losses) on marketable securities, net of tax				2,304		2,304
Unrealized gains (losses) on derivative financial instruments, net of tax				(38)		(38)
Comprehensive income (loss)						(89,932)
Purchase of treasury stock, at cost					(1)	(1)
Balance at March 31, 2006	¥85,955	¥281,014	¥(57,369)	¥ (1,342)	¥(7)	¥308,251
Compensation expense for stock options		**25**				**25**
Comprehensive income (loss):						
Net income (loss)			**(41,500)**			**(41,500)**
Other comprehensive income (loss):						
Foreign currency translation adjustments				**2,789**		**2,789**
Minimum pension liability adjustment, net of tax				**(878)**		**(878)**
Unrealized gains (losses) on marketable securities, net of tax				**(3,336)**		**(3,336)**
Unrealized gains (losses) on derivative financial instruments, net of tax				**12**		**12**
Comprehensive income (loss)						**(42,913)**
Adjustment to initially apply SFAS No. 158, net of tax				**(262)**		**(262)**
Effect of change in fiscal year-end of certain subsidiary			**(32)**			**(32)**
Purchase of treasury stock, at cost					**(1)**	**(1)**
Balance at March 31, 2007	**¥85,955**	**¥281,039**	**¥(98,901)**	**¥ (3,017)**	**¥(8)**	**¥265,068**

Thousands of U.S. dollars

	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
Balance at March 31, 2006	$728,432	$2,381,475	$(486,178)	$(11,374)	$(60)	$2,612,295
Compensation expense for stock options		**212**				**212**
Comprehensive income (loss):						
Net income (loss)			**(351,695)**			**(351,695)**
Other comprehensive income (loss):						
Foreign currency translation adjustments				**23,636**		**23,636**
Minimum pension liability adjustment, net of tax				**(7,441)**		**(7,441)**
Unrealized gains (losses) on marketable securities, net of tax				**(28,271)**		**(28,271)**
Unrealized gains (losses) on derivative financial instruments, net of tax				**102**		**102**
Comprehensive income (loss)						**(363,669)**
Adjustment to initially apply SFAS No. 158, net of tax				**(2,220)**		**(2,220)**
Effect of change in fiscal year-end of certain subsidiary			**(271)**			**(271)**
Purchase of treasury stock, at cost					**(8)**	**(8)**
Balance at March 31, 2007	**$728,432**	**$2,381,687**	**$(838,144)**	**$(25,568)**	**$(68)**	**$2,246,339**

NEC Electronics Corporation
1753 Shimonumabe, Nakahara-ku,
Kawasaki, Kanagawa 211-8668, Japan
Tel: +81 44-435-5111
http://www.necel.com/

Printed in Japan


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NEC

NEC ELECTRONICS NEWS RELEASE

Media Contacts

Hisashi Saito / Sophie Yamamoto
NEC Electronics Corporation
+81 44-435-1676
press@necel.com

NEC Electronics Announces Dissolution of a Subsidiary

KAWASAKI, Japan, July 30, 2007 – NEC Electronics Corporation (TSE:6723) announced that its wholly-owned subsidiary, NEC Semiconductors Ireland Ltd., will be dissolved in accordance with a resolution passed today by the company's board of directors.

1. Reason for Dissolution

NEC Semiconductors Ireland's primary business was the test and assembly of automotive microcontrollers for the European market. In February 2006, in an effort to improve its worldwide automotive microcontroller business, NEC Electronics decided to cease production at NEC Semiconductors Ireland. As preparations for the dissolution are now complete, NEC Semiconductors Ireland is scheduled to be dissolved in September, and then enter liquidation.

2. About NEC Semiconductors Ireland

Location:	Ballivor, County Meath, Ireland
Representative:	Kenji Yamashiro, Managing Director
Primary business:	Semiconductor test and assembly
Established:	July 1974
Capitalization:	65.9 million Euro
Shareholder composition:	100% owned by NEC Electronics Corp.

3. Effect on NEC Electronics' Financial Forecast

The effect of this dissolution has been reflected in the consolidated financial forecasts for the fiscal year ending March 31, 2008, announced today.

About NEC Electronics

NEC Electronics Corporation (TSE: 6723) specializes in semiconductor products encompassing advanced technology solutions for the high-end computing and broadband networking markets, system solutions for the mobile handset, PC peripherals, automotive and digital consumer markets, and platform solutions for a wide range of customer applications. NEC Electronics Corporation has 25 subsidiaries worldwide including NEC Electronics America, Inc. (www.am.necel.com) and NEC Electronics (Europe) GmbH (www.eu.necel.com). For additional information about NEC Electronics worldwide, visit www.necel.com.

###

NEC ELECTRONICS **NEWS RELEASE**

Media Contacts

Hisashi Saito / Sophie Yamamoto
NEC Electronics Corporation
+81 44-435-1676
press@necel.com

Investor Contacts

Hiro Nakanishi / Yoshito Yahazu / Nanako Hayashi
NEC Electronics Corporation
+81 44-435-1664
ir@necel.com

NEC Electronics Reports Financial Results for the First Quarter Ended June 30, 2007

KAWASAKI, Japan, July 30, 2007 — NEC Electronics Corporation (TSE: 6723) today announced consolidated financial results for the first quarter ended June 30, 2007.

I. Summary of Consolidated Financial Results

	Three Months Ended June 30, 2006		Three Months Ended June 30, 2007			Increase (Decrease)	
	Billion Yen	% of Net Sales	Billion Yen	Million USD	% of Net Sales	Billion Yen	% Change
Net sales	165.2	100.0	173.6	1,411	100.0	8.3	5.0
Sales from semiconductors	158.1		165.0	1,341		6.9	4.4
Operating loss	(5.8)	(3.5)	(2.2)	(18)	(1.3)	3.5	—
Income (loss) before income taxes	(4.8)	(2.9)	0.4	4	0.3	5.3	—
Net loss	(6.1)	(3.7)	(1.3)	(11)	(0.8)	4.8	—
Net loss per share of common stock:	Yen		Yen	USD		Yen	% Change
Basic	(49.34)		(10.74)	(0.09)		38.60	—
Diluted	(49.34)		(10.74)	(0.09)		38.60	—

	Billion Yen	Billion Yen	Million USD	Billion Yen	% Change
Capital expenditures	40.2	12.3	100	(27.9)	(69.5)
Depreciation and amortization	18.9	17.7	144	(1.3)	(6.6)
R&D expenses	31.0	29.3	239	(1.6)	(5.3)
	Yen	Yen			
Exchange rate (USD)	115	119			
Exchange rate (Euro)	142	160			

	March 31, 2007	June 30, 2007		Increase (Decrease)		June 30, 2006
	Billion Yen	Billion Yen	Million USD	Billion Yen	% Change	Billion Yen
Total assets	695.9	690.0	5,609	(5.9)	(0.9)	742.6
Shareholders' equity	265.1	268.7	2,184	3.6	1.4	299.2

	Persons	Persons	Persons	% Change	Persons
Number of employees	23,982	24,189	207	0.9	24,118

Notes

1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥123=U.S.$1.
2. All figures are rounded to the nearest 100 million yen.
3. The consolidated financial statements of NEC Electronics are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
4. The figures for operating loss shown above represent net sales minus the cost of sales, research and development expenses, and selling, general and administrative expenses.
5. Net income (loss) per share of common stock is calculated based on Statement of Financial Accounting Standards ("SFAS") No.128, "*Earnings per share*".
6. The figures for shareholders' equity are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
7. The consolidated financial information is unaudited.



Consolidated Financial Results for the First Quarter Ended June 30, 2007

Prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP

English translation from the original Japanese-language document

July 30, 2007

Company name	: **NEC Electronics Corporation**
Stock exchanges on which the shares are listed	: Tokyo Stock Exchange, First Section
Code number	: 6723
URL	: http://www.necel.com
Representative	: Toshio Nakajima, President and CEO
Contact person	: Taizo Endo, Associate General Manager Corporate Communications Department Tel. +81 (0)44-435-1664

(Amounts are rounded to the nearest million yen)

1. Consolidated results for the first quarter ended June 30, 2007

(1) Consolidated financial results

(% change from corresponding period of the previous year)

	Net Sales		Operating Loss		Income (Loss) Before Income Taxes		Net Loss	
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%
Three Months ended June 30, 2007	173,573	5.0	(2,227)	---	437	---	(1,326)	---
Three Months ended June 30, 2006	165,238	13.1	(5,764)	---	(4,822)	---	(6,093)	---
Year ended March 31, 2007	692,280		(28,557)		(35,375)		(41,500)	

	Net Loss Per Share: Basic	Net Loss Per Share: Diluted
	Yen	Yen
Three Months ended June 30, 2007	(10.74)	(10.74)
Three Months ended June 30, 2006	(49.34)	(49.34)
Year ended March 31, 2007	(336.04)	(336.04)

Reference: Equity in loss of affiliated companies:
Quarter ended June 30, 2007: (283 million yen) Quarter ended June 30, 2006: -
Year ended March 31, 2007: (468 million yen)

Note 1: Net income (loss) per share of common stock is prepared in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 128, "*Earnings Per Share*".

Note 2: NEC Electronics' consolidated information is in accordance with U.S. GAAP. However, the figure for operating loss shown above represents net sales minus the cost of sales, research and development expenses, and selling, general and administrative expenses.

(2) Consolidated financial position

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity Per Share
	Million Yen	Million Yen	%	Yen
June 30, 2007	689,951	268,654	38.9	2,175.37
June 30, 2006	742,602	299,197	40.3	2,422.67
March 31, 2007	695,886	265,068	38.1	2,146.32

Note: The figures for shareholders' equity are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

(3) Consolidated cash flows

	Cash Flows From Operating Activities	Cash Flows From Investing Activities	Cash Flows From Financing Activities	Cash and Cash Equivalents at the End of the Period
	Million Yen	Million Yen	Million Yen	Million Yen
Three Months ended June 30, 2007	1,461	(7,333)	(3,597)	177,349
Three Months ended June 30, 2006	7,799	(12,439)	(1,251)	204,792
Year ended March 31, 2007	66,731	(78,497)	(15,273)	185,372

2. Cash dividends

	Interim Cash Dividends Per Share	Cash Dividends Per Share	Annual Cash Dividends Per Share
	Yen	Yen	Yen
Year ended March 31, 2007	---	---	---
Year ended March 31, 2008	---	---	---

3. Forecast of consolidated results for the year ending March 31, 2008

Forecasts for the fiscal year ending March 31, 2008 remain unchanged from those announced previously on May 14, 2007.

4. Other

(1) Changes in significant subsidiaries in the quarter ended June 30, 2007 (changes in specified subsidiaries resulting in changes in scope of consolidation) : None

(2) Adoption of simplified accounting methods : None

(3) Changes in accounting policies : None

Note: Please refer to "4. Others" under "II. Business Results" on page 10 for further information.

<u>Cautionary Statement</u>

The statements with respect to the financial outlook of NEC Electronics and its consolidated subsidiaries are forward-looking statements involving risks and uncertainties. We caution you in advance that actual results may differ materially from such forward-looking statements due to changes in several important factors.

II. Business Results

(1) Analysis of Business Results

1. Overview of the First Quarter Ended June 30, 2007

In the first quarter ended June 30, 2007, the global economy showed signs of growth in every region. However, signs of a downturn which emerged during the second half of the previous fiscal year continued, leading to stagnant growth. In addition, there were other signs of slowing, such as hints of inflation due to a lower unemployment rate and higher energy prices, and adjustments in the U.S. housing market.

Within this global economy, the growth rate for the semiconductor market, which began to taper off from the second half of 2006, continues to remain sluggish. In Japan, growth continues at a relatively healthy pace, but the previously rapid growth rate in Asia is slowing, and growth remains flat in Europe and the United States.

On a product basis, overall market growth remains low, despite growth in some markets due to lower prices for flat-screen televisions and the introduction of new game consoles.

2. Summary of Consolidated Financial Results

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2007		Increase (Decrease)	
	Billion Yen	Billion Yen	Million USD	Billion Yen	% Change
Net sales	165.2	173.6	1,411	8.3	5.0
Operating loss	(5.8)	(2.2)	(18)	3.5	---
Income (loss) before income taxes	(4.8)	0.4	4	5.3	---
Net loss	(6.1)	(1.3)	(11)	4.8	---
	Yen	Yen			
Exchange rate (USD)	115	119		---	---
Exchange rate (Euro)	142	160		---	---

Consolidated net sales for the first quarter ended June 30, 2007 were 173.6 billion yen, up 8.3 billion yen, or 5.0% year on year. This was mainly due to a large increase in semiconductors for game consoles, and also brisk sales of transistors for personal computers, which boosted sales of Consumer Electronics and Discrete, Optical and Microwave products, and offset the steep decline in Communications stemming from lower sales of LCD driver ICs and system memory for mobile handsets.

Consolidated operating loss totaled 2.2 billion yen, an improvement of 3.5 billion yen year on year as a result of higher semiconductor sales, coupled with lower R&D expenses and selling, general, and administrative expenses.

Consolidated income before income taxes totaled 0.4 billion yen, returning to the black after a 5.3 billion yen improvement year on year. This was due to an improvement in consolidated operating loss as well as a transfer of the company's photomask business and assets, which led to 3.7 billion yen in non-operating income.

Consolidated net loss improved 4.8 billion yen year on year, to 1.3 billion yen.

3. Breakdown of Net Sales by Market Application

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2007		Increase (Decrease)	
	Billion Yen	Billion Yen	Million USD	Billion Yen	% Change
Communications	28.5	20.7	168	(7.8)	(27.5)
Computing and peripherals	30.3	29.5	240	(0.7)	(2.4)
Consumer electronics	23.4	33.0	269	9.6	41.0
Automotive and industrial	26.3	27.4	223	1.1	4.2
Multi-market ICs	20.9	22.6	183	1.7	8.2
Discrete, optical, and microwave devices	28.7	31.7	258	3.0	10.6
Semiconductor total	158.1	165.0	1,341	6.9	4.4
Other	7.1	8.6	70	1.4	19.9
Total	165.2	173.6	1,411	8.3	5.0

Communications

Products Semiconductors for broadband networking equipment including routers and mobile-phone base stations; semiconductors for mobile handsets.

Net sales 20.7 billion yen (Down 7.8 billion yen, 27.5% year on year)

Sales of semiconductors for mobile phones decreased year on year. This was due to inventory adjustments by major customers, which impacted NEC Electronics' sales of driver ICs for thin film transistor liquid crystal displays (TFT-LCDs), as well as a decline in sales of system memory for mobile phones.

Computing and Peripherals

Products Semiconductors for servers, workstations, personal computers, and PC peripherals.

Net sales 29.5 billion yen (Down 0.7 billion yen, 2.4% year on year)

Although sales of LCD driver ICs for LCD televisions and PC monitors saw an increase in demand year on year, a decline in sales of semiconductors for printers resulted in a slight net decrease.

Consumer Electronics

Products Semiconductors for digital AV equipment and game consoles.

Net sales 33.0 billion yen (Up 9.6 billion yen, 41.0% year on year)

Sales of semiconductors for digital cameras decreased year on year, but sales of semiconductors for game consoles grew significantly, leading to significant overall gains.

Automotive and Industrial

Products Semiconductors used in automobiles and industrial systems, including factory automation equipment.

Net sales 27.4 billion yen (Up 1.1 billion yen, 4.2% year on year)

Sales of automotive semiconductors grew due to the increasing use of electronics and semiconductors in automobiles.

Multi-market ICs

Products General purpose microcontrollers, gate arrays and multi-purpose SRAM.

Net sales 22.6 billion yen (Up 1.7 billion yen, 8.2% year on year)

Sales of general purpose microcontrollers increased year on year due to expansion of the company's lineup of All Flash™ microcontrollers.

Discrete, Optical and Microwave Devices

Products Discrete devices such as diodes and transistors; optical semiconductors for optical communications equipment and DVD devices; and microwave semiconductors for mobile handsets and other applications.

Net sales 31.7 billion yen (Up 3.0 billion yen, 10.6% year on year)

Sales of discrete semiconductors increased in line with healthy sales of personal computing products, and sales of compound semiconductors improved year on year.

Other

Products Non-semiconductor products such as color LCDs, sold on a resale basis by NEC Electronics' sales subsidiaries.

Net sales 8.6 billion yen (Up 1.4 billion yen, 19.9% year on year)

Resale of non-semiconductor products is not part of NEC Electronics' core business.

4. Geographical Segment Analysis

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2007		Increase (Decrease)	
	Billion Yen	Billion Yen	Million USD	Billion Yen	% Change
Japan	86.0	93.2	758	7.2	8.4
United States of America	18.8	15.2	123	(3.6)	(19.0)
Europe	20.2	22.7	184	2.5	12.1
Asia	40.3	42.5	346	2.3	5.6
Total	165.2	173.6	1,411	8.3	5.0

Japan

Net sales 93.2 billion yen (Up 7.2 billion yen, 8.4% year on year)
Sales of LCD driver ICs for mobile handsets and semiconductors for printers decreased, but sales of game console chips grew significantly.

United States of America

Net sales 15.2 billion yen (Down 3.6 billion yen, 19.0% year on year)
Sales of system memory for mobile handsets and semiconductors for game consoles decreased.

Europe

Net sales 22.7 billion yen (Up 2.5 billion yen, 12.1% year on year)
Sales of automotive semiconductors increased.

Asia

Net sales 42.5 billion yen (Up 2.3 billion yen, 5.6% year on year)
Sales of LCD driver ICs for LCD televisions and PC monitors, as well as discrete devices increased.

(2) Financial Condition

1. Total Assets and Shareholders' Equity

	March 31, 2007	June 30, 2007		Increase (Decrease)
	Billion Yen	Billion Yen	Million USD	Billion Yen
Total assets	695.9	690.0	5,609	(5.9)
Shareholders' equity	265.1	268.7	2,184	3.6
Equity ratio	38.1%	38.9%		0.8%
Shareholders' equity per share	2,146 yen	2,175 yen	17.69 USD	29 yen
Interest-bearing debt	136.0	133.7	1,087	(2.3)

Total assets at June 30, 2007 totaled 690.0 billion yen, a 5.9 billion yen decrease from March 31, 2007. This was mainly due to payments for materials purchased in the previous quarter, which led to an 8.0 billion yen decrease in cash and cash equivalents.

Compared to March 31, 2007, shareholders' equity was 3.6 billion yen higher at 268.7 billion yen. This was the result of recording 3.5 billion yen in foreign currency translation adjustments, which offset consolidated net loss in the amount of 1.3 billion yen.

Shareholders' equity ratio improved by 0.8 points from March 31, 2007 as a result of the increase in shareholders' equity.

Interest-bearing debt totaled 133.7 billion yen, decreasing 2.3 billion yen from March 31, 2007 mainly due to the repayment of debt.

2. Cash Flows

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2007		Increase (Decrease)
	Billion Yen	Billion Yen	Million USD	Billion Yen
Net cash provided by operating activities	7.8	1.5	12	(6.3)
Net cash used in investing activities	(12.4)	(7.3)	(60)	5.1
Free cash flows	(4.6)	(5.9)	(48)	(1.2)
Net cash used in financing activities	(1.3)	(3.6)	(29)	(2.3)
Effect of exchange rate changes on cash and cash equivalents	(0.1)	1.4	12	1.6
Net decrease in cash and cash equivalents	(6.0)	(8.0)	(65)	(2.0)
Cash and cash equivalents at beginning of period	211.1	185.4	1,507	(25.7)
Cash and cash equivalents at end of period	204.8	177.3	1,442	(27.4)

Despite posting consolidated net loss, and a decrease in accounts payable, depreciation and amortization in the amount of 17.7 billion yen led to net cash provided by operating activities in the amount of 1.5 billion yen for the first quarter ended June 30, 2007.

Although the transfer of the photomask business and assets brought income, payments for purchases of property, plant, and equipment totaled 14.4 billion yen, bringing the total net cash used in investing activities to 7.3 billion yen.

The foregoing resulted in negative free cash flows of 5.9 billion yen.

Financing activities used net cash in the amount of 3.6 billion yen, primarily for the repayment of debt.

As a result of the above, and taking into consideration the effect of currency fluctuations, cash and cash equivalents at June 30, 2007 was 177.3 billion yen, an 8.0 billion yen decrease from March 31, 2007.

(3) Consolidated Forecasts for the Fiscal Year Ending March 31, 2008

Forecasts for the fiscal year ending March 31, 2008 remain unchanged from those announced previously on May 14, 2007.

	Net Sales		Operating Income (Loss)		Loss Before Income Taxes		Net Loss		Net Loss Per Share
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%	Yen
Six months ending September 30, 2007	335,000	(2.3)	(5,000)	---	(12,000)	---	(15,000)	---	(121.46)
Year ending March 31, 2008	690,000	(0.3)	0	---	(10,000)	---	(15,000)	---	(121.46)

(4) Others

1. **Changes in significant subsidiaries in the quarter ended June 30, 2007 (changes in specified subsidiaries resulting in changes in scope of consolidation)**

   None.

2. **Adoption of simplified accounting methods**

   None.

3. **Changes in accounting policies**

   None.

III. Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Operations

	Three Months Ended June 30, 2006		Three Months Ended June 30, 2007			Increase (Decrease)	Year Ended March 31, 2007	
	Million Yen	% of Net Sales	Million Yen	Million USD	% of Net Sales	Million Yen	Million Yen	% of Net Sales
Net sales	165,238	100.0	173,573	1,411	100.0	8,335	692,280	100.0
Cost of sales	118,931	72.0	125,927	1,024	72.5	6,996	502,086	72.5
Research and development expenses	30,978	18.7	29,344	238	16.9	(1,634)	131,751	19.0
Selling, general, and administrative expenses	21,093	12.8	20,529	167	11.9	(564)	87,000	12.6
Operating loss	(5,764)	(3.5)	(2,227)	(18)	(1.3)	3,537	(28,557)	(4.1)
Non-operating income	4,747	2.9	3,667	30	2.1	(1,080)	10,913	1.6
Interest and dividend income	494		495	4		1	1,929	
Other	4,253		3,172	26		(1,081)	8,984	
Non-operating expense	3,805	2.3	1,003	8	0.5	(2,802)	17,731	2.6
Interest expense	212		228	2		16	698	
Other	3,593		775	6		(2,818)	17,033	
Income (loss) before income taxes	(4,822)	(2.9)	437	4	0.3	5,259	(35,375)	(5.1)
Provision for income taxes	1,238	0.8	1,579	13	0.9	341	5,105	0.7
Minority interest in income (loss) of consolidated subsidiaries	33	0.0	(99)	(1)	(0.1)	(132)	552	0.1
Equity in loss of affiliated companies	---	---	(283)	(3)	(0.1)	(283)	(468)	(0.1)
Net loss	(6,093)	(3.7)	(1,326)	(11)	(0.8)	4,767	(41,500)	(6.0)

Notes

1. The consolidated financial statements of NEC Electronics are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
2. The figures for operating loss shown above represent net sales minus the cost of sales, research and development expenses, and selling, general and administrative expenses.

Condensed Consolidated Balance Sheets

	March 31, 2007	June 30, 2007		Increase (Decrease)	June 30, 2006
	Million Yen	Million Yen	Million USD	Million Yen	Million Yen
Current assets	381,614	380,345	3,092	(1,269)	409,509
Cash and cash equivalents	185,372	177,349	1,442	(8,023)	204,792
Notes and accounts receivable, trade	99,543	104,167	847	4,624	106,519
Inventories	82,573	83,410	678	837	76,149
Other current assets	14,126	15,419	125	1,293	22,049
Long-term assets	314,272	309,606	2,517	(4,666)	333,093
Investments	7,154	8,026	65	872	9,825
Property, plant and equipment	292,823	287,929	2,341	(4,894)	309,530
Other assets	14,295	13,651	111	(644)	13,738
Total assets	695,886	689,951	5,609	(5,935)	742,602
Current liabilities	222,960	214,039	1,740	(8,921)	222,022
Short-term borrowings and current portion of long-term debt	20,603	19,005	154	(1,598)	13,982
Notes and accounts payable, trade	132,467	127,303	1,035	(5,164)	137,519
Other current liabilities	69,890	67,731	551	(2,159)	70,521
Long-term liabilities	203,023	202,514	1,646	(509)	217,243
Long-term debt	115,427	114,739	933	(688)	132,617
Accrued pension and severance costs	71,535	70,424	572	(1,111)	70,618
Other liabilities	16,061	17,351	141	1,290	14,008
Minority shareholders' equity in consolidated subsidiaries	4,835	4,744	39	(91)	4,140
Shareholders' equity	265,068	268,654	2,184	3,586	299,197
Common Stock	85,955	85,955	699	---	85,955
Additional paid-in capital	281,039	281,048	2,285	9	281,014
Accumulated deficit	(98,901)	(100,227)	(815)	(1,326)	(63,494)
Accumulated other comprehensive income (loss)	(3,017)	1,887	15	4,904	(4,271)
Treasury stock, at cost	(8)	(9)	---	(1)	(7)
Total liabilities and shareholders' equity	695,886	689,951	5,609	(5,935)	742,602

	March 31, 2007	June 30, 2007		Increase (Decrease)	June 30, 2006
Interest-bearing debt	136,030	133,744	1,087	(2,286)	146,599
Equity ratio	38.1%	38.9%		0.8%	40.3
Debt / equity ratio	0.51 times	0.50 times		-0.01 times	0.49

	March 31, 2007	June 30, 2007		Increase (Decrease)	June 30, 2006
Accumulated other comprehensive income (loss):					
Foreign currency translation adjustments	10,502	14,039	114	3,537	7,050
Minimum pension liability adjustment	---	---	---	---	(14,624)
Pension liability adjustment	(15,937)	(15,230)	(124)	707	---
Unrealized gains (losses) on marketable securities	2,418	3,078	25	660	3,299
Unrealized gains (losses) on derivative financial instruments	---	---	---	---	4

Condensed Consolidated Statements of Change in Shareholders' Equity

Three Months Ended June 30, 2006	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen
Balance at March 31, 2006	85,955	281,014	(57,369)	(1,342)	(7)	308,251
Comprehensive income (loss)						
Net income (loss)			(6,093)			(6,093)
Other comprehensive income (loss)						
Foreign currency translation adjustments				(663)		(663)
Minimum pension liability adjustment, net of tax				173		173
Unrealized gains (losses) on marketable securities, net of tax				(2,455)		(2,455)
Unrealized gains (losses) on derivative financial instruments, net of tax				16		16
Comprehensive income (loss)						(9,022)
Effect of change in fiscal year-end of certain subsidiary			(32)			(32)
Balance at June 30, 2006	85,955	281,014	(63,494)	(4,271)	(7)	299,197

Three Months Ended June 30, 2007	Common stock		Additional paid-in capital		Accumulated deficit		Accumulated other comprehensive income (loss)		Treasury stock, at cost		Total	
	Million Yen	Million USD	Million Yen	Million USD	Million Yen	Million USD	Million Yen	Million USD	Million Yen	Million USD	Million Yen	Million USD
Balance at March 31,2007	85,955	699	281,039	2,285	(98,901)	(804)	(3,017)	(25)	(8)	---	265,068	2,155
Compensation expense for stock options			9	---							9	---
Comprehensive income (loss)												
Net income (loss)					(1,326)	(11)					(1,326)	(11)
Other comprehensive income (loss)												
Foreign currency translation adjustments							3,537	29			3,537	29
Pension liability adjustment, net of tax							707	6			707	6
Unrealized gains (losses) on marketable securities, net of tax							660	5			660	5
Comprehensive income (loss)											3,578	29
Purchase of treasury stock, at cost									(1)	---	(1)	---
Balance at June 30, 2007	85,955	699	281,048	2,285	(100,227)	(815)	1,887	15	(9)	---	268,654	2,184

Year Ended March 31, 2007	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen
Balance at March 31, 2006	85,955	281,014	(57,369)	(1,342)	(7)	308,251
Compensation expense for stock options		25				25
Comprehensive income (loss)						
Net income (loss)			(41,500)			(41,500)
Other comprehensive income (loss)						
Foreign currency translation adjustments				2,789		2,789
Minimum pension liability adjustment, net of tax				(878)		(878)
Unrealized gains (losses) on marketable securities, net of tax				(3,336)		(3,336)
Unrealized gains (losses) on derivative financial instruments, net of tax				12		12
Comprehensive income (loss)						(42,913)
Adjustment to initially apply SFAS No.158, net of tax				(262)		(262)
Effect of change in fiscal year-end of certain subsidiary			(32)			(32)
Purchase of treasury stock, at cost					(1)	(1)
Balance at March 31,2007	85,955	281,039	(98,901)	(3,017)	(8)	265,068

Condensed Consolidated Statements of Cash Flows

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2007		Increase (Decrease)	Year Ended March 31, 2007
	Million Yen	Million Yen	Million USD	Million Yen	Million Yen
I. Cash flows from operating activities					
Net loss	(6,093)	(1,326)	(11)	4,767	(41,500)
Adjustments to reconcile net loss to net cash provided by operating activities					
Depreciation and amortization	18,947	17,692	144	(1,255)	82,960
(Increase) decrease in notes and accounts receivable	7,336	(1,337)	(11)	(8,673)	15,985
(Increase) decrease in inventories	(3,764)	73	1	3,837	(9,333)
Increase (decrease) in notes and accounts payable	1,934	(6,859)	(56)	(8,793)	16,171
Other, net	(10,561)	(6,782)	(55)	3,779	2,448
Net cash provided by operating activities	7,799	1,461	12	(6,338)	66,731
II. Cash flows from investing activities					
Proceeds from sales of property, plant and equipment	16,220	782	6	(15,438)	39,803
Additions to property, plant and equipment	(28,523)	(14,406)	(117)	14,117	(121,126)
Proceeds from sales of marketable securities	—	—	—	—	3,660
Increase in loans receivable	227	1	—	(226)	511
Other, net	(363)	6,290	51	6,653	(1,345)
Net cash used in investing activities	(12,439)	(7,333)	(60)	5,106	(78,497)
Free cash flows (I + II)	(4,640)	(5,872)	(48)	(1,232)	(11,766)
III. Cash flows from financing activities					
Net repayments of borrowings	(1,251)	(2,918)	(24)	(1,667)	(13,074)
Other, net	—	(679)	(5)	(679)	(2,199)
Net cash used in financing activities	(1,251)	(3,597)	(29)	(2,346)	(15,273)
Effect of exchange rate changes on cash and cash equivalents	(133)	1,446	12	1,579	1,595
Net decrease in cash and cash equivalents	(6,024)	(8,023)	(65)	(1,999)	(25,444)
Effect of change in fiscal year-end of certain subsidiary	(244)	—	—	244	(244)
Cash and cash equivalents at beginning of period	211,060	185,372	1,507	(25,688)	211,060
Cash and cash equivalents at end of period	204,792	177,349	1,442	(27,443)	185,372

Segment Information

Breakdown of Net Sales by Market Application

	Three Months Ended June 30, 2006		Three Months Ended June 30, 2007			Increase (Decrease)		Year Ended March 31, 2007	
	Million Yen	% Total	Million Yen	Million USD	% Total	Million Yen	% Change	Million Yen	% Total
Communications	28,533	17.3	20,691	168	11.9	(7,842)	(27.5)	99,641	14.4
Computing and peripherals	30,255	18.3	29,534	240	17.0	(721)	(2.4)	123,714	17.9
Consumer electronics	23,434	14.2	33,048	269	19.0	9,614	41.0	120,757	17.4
Automotive and industrial	26,315	15.9	27,428	223	15.8	1,113	4.2	106,097	15.3
Multi-market ICs	20,876	12.6	22,579	183	13.0	1,703	8.2	88,961	12.9
Discrete, optical, and microwave devices	28,664	17.4	31,710	258	18.4	3,046	10.6	120,563	17.4
Semiconductor total	158,077	95.7	164,990	1,341	95.1	6,913	4.4	659,733	95.3
Other	7,161	4.3	8,583	70	4.9	1,422	19.9	32,547	4.7
Total	165,238	100.0	173,573	1,411	100.0	8,335	5.0	692,280	100.0

(Reference) Breakdown of Net Sales by Platform

In addition to reporting sales by market application, NEC Electronics also reports sales by platform.

	Three Months Ended June 30, 2006		Three Months Ended June 30, 2007			Increase (Decrease)		Year Ended March 31, 2007	
	Million Yen	% Total	Million Yen	Million USD	% Total	Million Yen	% Change	Million Yen	% Total
SoC platform	58,963	35.7	63,630	517	36.7	4,667	7.9	259,249	37.5
MCU platform	40,799	24.7	44,354	361	25.6	3,555	8.7	168,421	24.3
Discrete and IC	58,315	35.3	57,006	463	32.8	(1,309)	(2.2)	232,063	33.5
Semiconductor total	158,077	95.7	164,990	1,341	95.1	6,913	4.4	659,733	95.3
Other	7,161	4.3	8,583	70	4.9	1,422	19.9	32,547	4.7
Total	165,238	100.0	173,573	1,411	100.0	8,335	5.0	692,280	100.0

Note: System-on-Chip (SoC) Platform: application specific integrated circuits (ASIC), application specific standard products (ASSP), memory

Microcomputer (MCU) Platform: microcontrollers, car audio controllers

Discrete and IC: display drivers, analog ICs, discrete, optical and microwave devices

Segment Information

Breakdown of Net Sales by Region

	Three Months Ended June 30, 2006		Three Months Ended June 30, 2007			Increase (Decrease)	Year Ended March 31, 2007	
	Million Yen	% of Total	Million Yen	Million USD	% of Total	% Change	Million Yen	% of Total
Japan	85,998	52.1	93,193	758	53.7	8.4	377,298	54.5
United States of America	18,750	11.3	15,188	123	8.7	(19.0)	67,458	9.8
Europe	20,230	12.2	22,682	184	13.1	12.1	88,908	12.8
Asia	40,260	24.4	42,510	346	24.5	5.6	158,616	22.9
Total	165,238	100.0	173,573	1,411	100.0	5.0	692,280	100.0

Breakdown of Profit / Loss by Region

	Three Months Ended June 30, 2006		Three Months Ended June 30, 2007			Increase (Decrease)	Year Ended March 31, 2007	
	Million Yen	% of Total	Million Yen	Million USD	% of Total	Million Yen	Million Yen	% of Total
Japan	(9,510)	---	(4,466)	(36)	---	5,044	(38,877)	–
United States of America	997	---	(235)	(2)	---	(1,232)	(1,006)	–
Europe	381	---	198	2	---	(183)	100	–
Asia	2,368	---	2,276	18	---	(92)	11,226	–
Total	(5,764)	---	(2,227)	(18)	---	3,537	(28,557)	–

Capital Expenditures and R&D Expenses

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2007		Increase (Decrease)	Year Ended March 31, 2007
	Million Yen	Million Yen	Million USD	Million Yen	Million Yen
Capital expenditures	40,190	12,268	100	(27,922)	105,865
Depreciation and amortization	18,947	17,692	144	(1,255)	82,960
R&D expenses	30,978	29,344	239	(1,634)	131,751

Note: Capital expenditures refer to the cost of additions to property, plant and equipment (excluding software).

Forward-Looking Statements

The statements in this press release with respect to the plans, strategies and financial outlook of NEC Electronics and its consolidated subsidiaries (collectively "NEC Electronics") are forward-looking statements involving risks and uncertainties. We caution you in advance that actual results may differ materially from such forward-looking statements due to several important factors including, but not limited to, general economic conditions in our markets, which are primarily Japan, North America, Asia, and Europe; demand for, and competitive pricing pressure on, products and services in the marketplace; ability to continue to win acceptance of products and services in these highly competitive markets; and fluctuations in currency exchange rates, particularly between the yen and the U.S. dollar. Among other factors, downturn of the world economy; deteriorating financial conditions in world markets, or deterioration in domestic and overseas stock markets, may cause actual results to differ from the projected results forecast.

About NEC Electronics

NEC Electronics Corporation (TSE: 6723) specializes in semiconductor products encompassing advanced technology solutions for the high-end computing and broadband networking markets, system solutions for the mobile handsets, PC peripherals, automotive and digital consumer markets, and multi-market solutions for a wide range of customer applications. NEC Electronics Corporation has 25 subsidiaries worldwide including NEC Electronics America, Inc. (www.am.necel.com) and NEC Electronics (Europe) GmbH (www.eu.necel.com). For additional information about NEC Electronics worldwide, visit www.necel.com.

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